SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No      X

SEMIANNUAL REPORT

(From January 1, 2006 to June 30, 2006)

THIS IS A TRANSLATION OF THE SEMIANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

Contents

(All information is presented on a non-consolidated Korean GAAP basis)

1.	Overview
	A.	Industry
	B.	Company

2.	Information Regarding Shares
	A.	Change in capital stock
	B.	Convertible bonds
	C.	Shareholder list
	D.	Voting rights
	E.	Dividends

3.	Major Products and Materials
	A.	Major products in 1H 2006
	B.	Average selling price trend of major products
	C.	Major materials
	D.	Price trend of major materials

4.	Production & Equipment
	A.	Production capacity and calculation
	B.	Production performance and working ratio
	C.	Investment plan

5.	Sales
	A.	Sales performance
	B.	Sales route and sales method

6.	Directors & Employees
	A.	Members of Board of Directors
	B.	Committees of the Board of Directors
	C.	Director & Officer Liability Insurance
	D.	Employees
	E.	Stock Option

7.	Financial Information
	A.	Financial highlights
	B.	R&D expense
	C.	Domestic credit rating
	D.	Remuneration for directors in 1H 2006
	E.	Derivative contracts
	F.	Status of Equity Investment

Attachment:	1. Korean GAAP Non-consolidated Financial Statements
2. Korean GAAP Consolidated Financial Statements
3. U.S. GAAP Consolidated Financial Statements

1. Overview

A.	Industry

(1)	Industry characteristics and growth potential

•	TFT-LCD technology is one of the most widely used technologies in the manufacture of flat panel displays and the demand for flat panel displays is growing rapidly. The flat panel display industry is characterized by high entry barriers due to rapidly evolving technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale, among other factors. There is strong competition between a limited number of players within the industry and production capacity in the industry, including ours, is being continually increased.

•	The demand for LCD panels for Notebook Computers & Monitors has been closely related to the IT industry cycle. The demand for LCD panels for TVs is growing with the start of HDTV broadcasting and as LCD TV is anticipated to play a key role in the digital display market. There is a competition between TFT-LCD and PDP technologies in the area of large flat TV products. In addition, LCD panel markets for applications, such as mobile phones, PDAs, medical applications and automobile navigation systems, among others, are growing steadily.

•	The average selling prices of our display panels have declined in general and are expected to continually decline with time irrespective of industry-wide fluctuations as a result of, among other factors, technology advances and cost reductions.

(2)	Cyclicality

•	The TFT-LCD business has high cyclicality as well as being a capital intensive business. In spite of the increase in demand for products, this industry has experienced periodic volatility caused by imbalances between demand and supply due to capacity expansion within the industry.

•	Intense competition and expectations of demand growth may lead panel manufacturers to invest in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities.

•	During such surges in capacity growth, our customers can exert and have exerted strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in our gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases.

(3)	Competitiveness

•	Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, successful and timely investment and product development, success of our end-brand customers in marketing their brands and products, component and raw material supply costs, foreign exchange rate and general economic and industry conditions.

•	Core competitiveness includes technology leadership, capability to design new products and premium products, timely investment in advanced fabs, cost leadership through application of large production lines, innovation of process and productivity, and collaborative customer relationships.

•	Most importantly, cost leadership and stable and long-term relationships with customers are critical to secure profit even in a buyer’s market.

•	A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would thus result in reduced sales.

•	Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. We take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain the experienced key staffs and highly skilled line operators.

(4)	Sourcing material

•	Materials are sourced in-house (color filters) as well as from domestic and overseas vendors. Recently, the domestic portion has grown due to the active participation of domestic vendors.

•	The shortage of raw materials may arise temporarily due to the rapid increase in demand for raw materials resulting from capacity expansion in the TFT-LCD industry.

•	We have purchased, and expect to purchase, a substantial portion of our equipment from a limited number of qualified foreign and local suppliers. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by the equipment vendors.

(5)	Others

•	Most TFT-LCD panel makers are located in Asia.

a. Korea:	LG.Philips LCD, Samsung Electronics (including Joint Venture between Samsung Electronics and Sony Corporation), BOE-Hydis

b. Taiwan:	AU Optronics, Chi Mei Optoelectronics, CPT, QDI, etc.

c. Japan:	Sharp, IPS-Alpha, etc.

d. China:	SVA-NEC, BOE-OT, etc.

B.	Company

(1)	Business overview

•	We started the TFT-LCD business in 1998. We currently operate seven fabrication facilities located in Gumi and Paju, Korea and four module facilities located in Gumi & Paju, Korea and Nanjing, China.

•	We became the first LCD maker in the world which commenced commercial production at a 4th generation fab (P3) in July 2000 and at a 5th generation fab (P4) in March 2002, and we started mass production at our 6th generation fab (P6) in August 2004, which allows us to produce LCD panels for large TVs and monitors. Following mass production at our 7th generation fab (P7) in January 2006, we became a panel maker who operates both 6th and 7th generation lines, which we believe will strengthen our position as a leader in the LCD TV market.

•	Non-consolidated sales revenue in the first half of 2006 increased by about 19% to KRW 4,504 billion compared to KRW 3,799 billion in the first half of 2005.

•	Due to a sudden fall in product prices and appreciation of KRW, we incurred a non-consolidated operating loss of KRW 410 billion in the first half of 2006 compared with an operating loss of KRW 134 billion in the first half of 2005. We also incurred a non-consolidated net loss of KRW 274 billion in the first half of 2006 compared with a non-consolidated net loss of KRW 38 billion in the first half of 2005.

•	Business area of the company for disclosure is limited to LCD business.

(2)	Market shares

•	World wide market share of large-size TFT-LCD panels (≥10”) based on revenue

	Q1 2006	2005	2004

Panel for Notebook Computer	21.1%	22.5%	19.6%
Panel for Monitor	16.3%	22.5%	22.6%
Panel for TV	22.6%	23.9%	19.8%
Total	19.3%	22.2%	20.9%

*	Source: DisplaySearch Q2 2006

(3)	Market characteristics

•	Due to the recent high growth in the display appliance market for the flat display format, the scale of the LCD market is growing at a rapid rate, resulting in expansion of the market centered mainly in America, Japan, Europe and China.

(4)	New business

•	Due to our downward adjustment of 2006 capital expenditure, P7 is expected to reach a production capacity of 75,000 input glass sheets per month by the end of 2006.

•	We have commenced building construction of P8 at our Paju display cluster in Korea in anticipation of growth in the TFT-LCD market, and decided to invest in a multi-purpose generation 5.5 facility at P8 plant to meet our customer’s forthcoming needs, particularly in the expanding wide format notebook and high-end monitor segments.

•	In September 2005, we entered into an agreement to build a “back-end” module production plant in Wroclaw, Poland, becoming the first global LCD industry player to commence such a production facility in Europe. We broke ground on the plant in June 2006 and expect to begin production during the first half of 2007.

•	In May 2006, we have entered into an investment agreement with the Guangzhou Development District Administrative Committee to construct a module production plant in Guangzhou, China, and in August 2006, we established LG.Philips LCD Guangzhou Co., Ltd.

(5)	Organization chart as of June 30, 2006

•	JRD : Joint Representative Director

•	CEO : Chief Executive Officer

•	CFO : Chief Financial Officer

•	COO : Chief Operating Officer

•	CTO : Chief Technology Officer

•	CMSO: Chief Marketing Sales Officer

*	We reorganized our organization and adopted three business units on August 1, 2006 and the above chart is before the reorganization.

2. Information Regarding Shares

A. Change in Capital Stock

(Unit : KRW , Share)

Date	Descriptions	Change of Number of Common Shares	Face amount per share
July 23, 2004	Initial Public Offering*	33,600,000	5,000
September 8, 2004	Over-allotment Option**	1,715,700	5,000
July 27, 2005	Follow-on Offering***	32,500,000	5,000

*	ADSs offering : 24,960,000 shares (US$30 per Share, US$15 per ADS) Offering of common stock : 8,640,000 shares (KRW34,500 per Share)
**	Pursuant to underwriters’ exercise of over-allotment option (US$30 per Share, US$15 per ADS)
***	ADSs offering (US$42.64 per Share, US$21.32 per ADS)

B. Convertible Bonds

(Unit : USD, Share)

	Item	Contents

	Issuing Date	April 19, 2005

	Maturity (Redemption Date after Put Option Exercise)	April 19, 2010 (October 19, 2007)

	Face Amount	475,000,000

	Offering method	Public Offering

	Conversion period	Convertible into shares of common stock in the period from June 27, 2005 to April 4, 2010

	Conversion price	KRW 58,251 per share*

Conversion status	Number of shares already converted	None
	Number of convertible shares	8,276,681 shares if all convertible bonds are converted*

	Remarks	• Registered form • Listed on Singapore Exchange

*	Conversion price was adjusted from KRW 58,435 to KRW 58,251 and the number of convertible shares was adjusted from 8,250,620 to 8,276,681 according to follow-on offering as of July 27, 2005.

C. Shareholder List

(1)	Total shares issued : 357,815,700 shares as of June 30, 2006

(2)	Largest shareholder and related parties as of June 30, 2006

(Unit: share)

Name	January 1, 2006	Increase/Decrease	June 30, 2006
LG Electronics	135,625,000 (37.90%)	—	135,625,000 (37.90%)
Total	135,625,000 (37.90%)	—	135,625,000 (37.90%)

(3)	Shareholders who own 5% or more of our shares as of December 31, 2005

(Unit: share)

Name	Type of Stock	Number of shares	Ratio
LG Electronics	Common Stock	135,625,000	37.90%
Philips Electronics	Common Stock	117,625,000	32.87%
Citibank N.A.*	Common Stock	36,518,569	10.21%
Total		289,768,569	80.98%

*	ADSs Depositary

D. Voting rights as of December 31, 2005

	(Unit: share)

Description		Number of shares
1.	Shares with voting rights [A-B]	357,815,700
	A. Total shares issued	357,815,700
	B. Shares without voting rights	—

2.	Shares with restricted voting rights	—
	Total number of shares with voting rights [1-2]	357,815,700

E. Dividends

(1)	Dividends during the recent 3 fiscal years

Description	1H 2006	2005	2004
Par value (Won)	5,000	5,000	5,000
Net income (Million Won)	(-)274,002	517,012	1,655,445
Earnings per share (Won)	(-)766	1,523	5,420
Retained earning for dividends (Million Won)	3,206,347	3,480,349	2,963,337
Total cash dividend amount (Million Won)	—	—	—
Total stock dividend amount (Million Won)	—	—	—
Cash dividend payout ratio (%)	—	—	—
Cash dividend yield (%)	—	—	—
Stock dividend yield (%)	—	—	—
Cash dividend per share (Won)	—	—	—
Stock dividend per share (Won)	—	—	—

*	Earnings per share are calculated based on par value of 5,000 Won. (Stock split was made from par value of 10,000 Won to par value of 5,000 Won per share as of May 25, 2004.)
*	Retained earning for dividends is the amount before dividends are paid.
*	Earnings per share was calculated by net income divided by weighted average number of common stock.

3. Major Products and Materials

A. Major products in 1H 2006

(Unit: In billions of Won)

Business area	Sales types	Items (Market)	Specific use	Major trademark	Sales (%)
TFT-LCD	Product/ Service/ Other Sales	TFT-LCD (Overseas)	Notebook Computer, Monitor, TV, Applications Panels, etc.	LG.Philips LCD	4,090 (90.8)%
		TFT-LCD (Korea*)	Notebook Computer, Monitor, TV, Applications Panels, etc.	LG.Philips LCD	414 (9.2)%
Total					4,504 (100)%

*	Local export was included.

B. Average selling price trend of major products

(Unit: USD / m2)

Description	1H 2006	2005	2004
TFT-LCD panel	1,837	2,247	3,066

*	Half-finished products in cell format are excluded.

(1)	Assumptions for calculations

•	Average selling price per m2 for the relevant period

(2)	Major factors contributing to price fluctuation

•	Price change due to fluctuation in market

•	Price change due to change in model mix

C. Major materials

(Unit: In billions of Won)

Business area	Purchase types	Items	Specific use	Purchase amount (%)	Remarks
TFT-LCD	Materials	Glass	LCD Panel Manufacturing	620 (21.4)%	Samsung Corning Precision Glass Co., Ltd., NEG, etc.
		Back-Light		750 (25.9)%	Heesung Electronics Ltd., etc.
		Polarizer		269 (9.3)%	LG Chem., etc.
		Others		1,255 (43.4)%
Total				2,894 (100.0)%

D. Price trend of major materials

	(Unit : Won)

Description	1H 2006	2005	2004
Glass	83,049	82,944	76,080
Back-Light	56,957	46,020	35,800
Polarizer	7,880	8,386	8,256

(1)	Assumption for calculation

•	Average unit price of major raw materials

(2)	Major factors contributing to price fluctuations

•	Difference between demand and supply

•	Change in size of raw materials and changes in quantity

•	Continuous cost reduction efforts by key vendors

4. Production and Equipment

A. Production capacity and calculation

(1)	Production capacity

		(Unit : 1,000 Glass sheets)

Business area	Items	Business place	1H 2006	2005	2004
TFT-LCD	TFT-LCD	Gumi, Paju	4,607	8,128	6,644

(2)	Calculation of Capacity

a. Method

(1)	Assumptions for calculation

•	Based on input glass

(2)	Calculation method

•	Input capacity of recent month x given periods (6 months) in case of 1H 2006

•	Average monthly input capacity for 4th quarter x given periods (12 months) in case of 2005 and 2004.

b. Average working hours

•	Refer to B-(2)

B. Production performance and working ratio

(1)	Production performance

(Unit: 1,000 Glass sheets)

Business area	Items	Business place	1H 2006	2005	2004
TFT-LCD	TFT-LCD	Gumi, Paju	4,370	7,544	6,033

*	Based on input glass

(2)	Working Ratio

(Unit: Hours)

Business place (area)	Available working hours of 1H 2006	Real working hours of 1H 2006	Average working ratio
Gumi, Paju (TFT-LCD)	4,344 (24 hours X 181 Days)	4,344 (24 hours X 181 Days)	100%

C. Investment plan

(1)	Investment in progress

(Unit: In billions of Won)

Business area	Description	Investment period	Investment Assets	Investment effect	Total investment	Already invested	To be invested	Remarks
TFT-LCD	New / Expansion, etc.	Q1 ‘04~	Building/ Machinery, etc.	Capacity expansion	8,050	5,800	2,250	—

(2)	Investment Plan (Consolidated basis)

(Unit: In billions of Won)

Business area	Project	Expected yearly investment			Investment effects	Remarks
		2006 *	2007**	2008**
TFT-LCD	New / Expansion, etc.	3,035	—	—	Capacity Expansion, etc.

*	Expected investments in 2006 are subject to change depending on market environment and was adjusted downward from KRW 4,230B.
**	Expected investment in 2007 and 2008 cannot be projected due to industry characteristics.

5. Sales

A. Sales performance

(Unit: In billions of Won)

Business area	Sales types	Items (Market)		1H 2006	1H 2005	2005
TFT-LCD	Products, etc.	TFT-LCD	Overseas	4,090	3,436	8,114
			Korea*	414	363	776
			Total	4,504	3,799	8,890

*	Local export was included.

B. Sales route and sales method

(1)	Sales organization

•	As of June 30, 2006, Sales departments for Notebook Computer, Monitor and TV panels, qualification department and sales planning & administration department are grouped under the Chief Marketing Sales Officer. Sales department for Application and Customer Service department for Application are in the Application Division.

*	On August 1, 2006, we reorganized our organization and adopted three business units - IT business, Television business and small and medium display business unit. As each business unit has individual sales and customer support function, the above mentioned & existing sales departments were reorganized into each business unit.

•	Sales subsidiaries in America, Germany, Japan, Taiwan and China (Hong Kong and Shanghai) perform sales activities in overseas countries and provide technical support to customers.

(2)	Sales route

•	LG.Philips LCD HQ & Overseas manufacturing subsidiary, etc. →Overseas subsidiaries (USA/Europe/Japan/Taiwan /Hong Kong/Shanghai), etc. → System integrators, Branded customers → End users

•	LG.Philips LCD HQ & Overseas manufacturing subsidiary, etc. → System integrators, Branded customers → End users

(3)	Sales methods and conditions

•	Direct sales & sales through overseas subsidiaries, etc.

(4)	Sales strategy

•	To secure stable sales to major PC makers and the leading consumer electronics makers globally

•	To increase sales of premium Notebook Computer products, to strengthen sales of the larger size and high-end Monitor segment and to lead the large and wide LCD TV market

•	To diversify our market in the application segment, including products such as mobile phone, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment, etc.

6. Directors & Employees

A. Members of Board of Directors as of June 30, 2006

Name	Date of Birth	Position	Principal Occupation

Bon Joon Koo	December 24, 1951	Joint Representative Director, Vice-Chairman and Chief Executive Officer	—

Ron H. Wirahadiraksa	June 10, 1960	Joint Representative Director, President and Chief Financial Officer	—

Hee Gook Lee	March 19, 1952	Director	President and Chief Technology Officer of LG Electronics

Rudy Provoost	October 16, 1959	Director	Chief Executive Officer of Philips Consumer Electronics and Member of Philips Group Management Committee

Bongsung Oum	March 2, 1952	Outside Director	Chairman, KIBNET Co., Ltd.

Bart van Halder	August 17, 1947	Outside Director	Member of Boards of Directors of Cosun u.a. and Air Traffic Control in the Netherlands

Ingoo Han	October 15, 1956	Outside Director	Professor, Graduate School of Management, Korea Advanced Institute of Science and Technology

Doug J. Dunn	May 5, 1944	Outside Director	Member of Boards of Directors of ARM Holdings plc, STMicroelectronics N.V., Soitec Group, Optical Metrology Innovations and TomTom International BV

Dongwoo Chun	January 15, 1945	Outside Director	Outside Director, Pixelplus

B. Committees of the Board of Directors

Committee	Member
Audit Committee	Mr. Bongsung Oum, Mr. Bart van Halder, Mr. Ingoo Han

Remuneration Committee	Mr. Rudy Provoost, Mr. Hee Gook Lee, Mr. Doug J. Dunn, Mr. Dongwoo Chun

Outside Director Nomination and Corporate Governance Committee	Mr. Rudy Provoost, Mr. Hee Gook Lee, Mr. Bart van Halder, Mr. Dongwoo Chun

C. Director & Officer Liability Insurance

(1)	Overview of Director & Officer Liability Insurance (as of June 30, 2006)

(Unit: USD)

Name of insurance	Premium paid in 1H 2006	Limit of liability	Remarks
Directors & Officers Liability Insurance	—	100,000,000	—

*	Premium of USD2,623,000 was paid on July 2005 for director & officer liability insurance with coverage until July 2006. (In July 2006, LPL renewed director & officer liability insurance with coverage until July 2007.)

(2)	The approval procedure for the Director & Officer Liability Insurance

•	Joint Representative Directors approved the limit for liability, coverage and premiums.

(3)	The insured

1.	LG.Philips LCD Co., Ltd. and its subsidiaries and their respective Directors and Officers

2.	Duly elected or appointed Directors or Officers, past and new Directors and Officers during the policy period

3.	The estates and heirs of deceased Directors or Officers, and the legal representatives of Directors or Officers in the event of their incompetence, insolvency or bankruptcy (only if the Directors or Officers were employed at the time the acts were committed)

(4)	The Covered Risks

1.	The Loss for shareholders or 3rd party, arising from any alleged Wrongful Act of director or officer of the company in their respective capacities, in spite of their fiduciary duties

a.	Wrongful Act means any breach of duty, neglect, error, misstatement, misleading statement, omission, or act by the Directors or Officers

b.	Loss means damages, judgments, settlements and Defense Costs

2.	Coverage for security holder derivative action & security claims

The Loss arising out of any security holder derivative action is paid in accordance with ‘Security Holder Derivative Action Inclusion Clause’. Securities Loss, incurred on account of a Securities Claim against the Directors, Officers and/or the Company is covered. (Except for exclusions)

(5)	Exclusions

1.	General Exclusions (any loss related to following items)

•	Any illegal gaining of personal profit, dishonest or criminal act;

•	Remuneration payment to the Insureds without the previous approval of the stockholders, which payment was illegal;

•	Profits in fact made from the purchase or sale of securities of the Company using non- public information in an illegal manner;

•	Payment of commissions, gratuities, benefits or any other favor provided to political group, government official, director, officer, employee or any person having an ownership interest in any customers of the company or their agent(s), representative(s) or member(s) of their family or any other entity(ies) with which they are affiliated.

•	Wrongful Acts alleged in any claim which has been reported under any policy of which this policy is a renewal or replacement;

•	Any pending or prior litigation as of the inception date of this policy, or derived from the same facts as alleged in such pending or prior litigation, etc. ;

•	Wrongful Act which Insured knew or should reasonably have foreseen at the inception date of this policy;

•	Pollutants, contamination;

•	Act or omission as directors or officers of any other entity other than the Company;

•	Nuclear material, radioactive contamination;

•	Bodily injury, disease, death or emotional distress of any person, or damage to tangible property, loss of use of property, or injury from oral or written publication of a libel or slander, or material that violates a person’s right of privacy ;

•	Any alleged Wrongful Act of any Subsidiary of which the insured did not own more than 50% of stock either directly or indirectly through its Subsidiaries.

2.	Special Exclusions (any loss related to following items)

•	Punitive Damage

•	Nuclear Energy Liability

•	Mutual claim between Insureds

•	Claim of 15% Closely Held entity

•	Claim of Regulator

•	Professional Service liability

•	SEC (Securities and Exchange Commission) – 16(b)

•	ERISA(Employee Retirement Income Security Act)

•	The so called ‘Year 2000 Problem’

•	War & Terrorism

•	Asbestos/Mould liability

•	Patent / Copyright liability, etc.

D. Employees

(as of June 30, 2006)			(Unit: person, in millions of Won)

Sex	Details of employees				Total Salary in 1H 2006	Per Capita Salary	Average Service Year
	Office Worker	Line Worker	Others	Total
Male	5,592	5,703		11,295	223,115	20	3.8
Female	465	5,333		5,798	80,406	14	1.9
Total	6,057	11,036		17,093	303,521	18	3.1

*	Directors and executive officers are excluded.

E. Stock Option

The following table sets forth certain information regarding our stock option plan as of June 30, 2006.

Executive Officers	Grant Date	Exercise Period		Exercise Price		Number of Granted Options	Number of Exercised Options	Number of Exercisable Options
		From	To
Ron H. Wirahadiraksa	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	100,000	0	100,000
Ki Seon Park	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	70,000	0	70,000
Duke M. Koo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Budiman Sastra	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Won Wook Kim	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Woo Shik Kim	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Sang Deog Yeo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Jae Geol Ju	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	40,000
Total						410,000		410,000

7. Financial Information

A. Financial Highlights (Based on Non-consolidated, Korean GAAP)

(Unit: In millions of Won)

Description	1H 2006	2005	2004	2003	2002
[Current Assets]	2,773,422	3,196,934	2,638,616	1,918,329	806,156
• Quick Assets	1,943,545	2,725,169	2,170,617	1,644,838	463,539
• Inventories	829,877	471,765	467,999	273,491	342,617
[Fixed Assets]	10,413,832	9,798,981	6,960,077	4,295,753	3,613,748
• Investments	834,511	660,628	409,955	203,343	147,832
• Tangible Assets	9,396,713	8,988,459	6,366,651	3,874,428	3,210,884
• Intangible Assets	182,608	149,894	183,471	217,982	255,032
Total Assets	13,187,254	12,995,915	9,598,693	6,214,082	4,419,904
[Current Liabilities]	2,404,532	2,594,282	1,900,765	2,044,005	1,117,066
[Non-current Liabilities]	3,359,041	2,726,036	1,925,286	1,276,045	1,436,775
Total Liabilities	5,763,573	5,320,318	3,826,051	3,320,050	2,553,841
[Capital Stock]	1,789,079	1,789,079	1,626,579	1,450,000	1,450,000
[Capital Surplus]	2,275,172	2,279,250	1,012,271
[Retained Earnings ]	3,334,684	3,608,686	3,091,674	1,436,229	417,129
[Capital Adjustment]	24,746	(-)1,418	42,118	7,803	(-)1,066
Total Shareholder’s Equity	7,423,681	7,675,597	5,772,642	2,894,032	1,866,063
Sales Revenues	4,504,035	8,890,155	8,079,891	6,031,261	3,518,289
Operating Income	(-)409,923	447,637	1,640,708	1,086,517	215,724
Ordinary Income	(-)390,618	367,281	1,683,067	1,009,731	293,249
Net Income	(-)274,002	517,012	1,655,445	1,019,100	288,792

*	For the purpose of comparison, Financial Statements for FY 2003 & 2002 were reclassified according to changes in the Statements of Korean Financial Accounting Standards.

B. R&D Expense

(1) Summary

(Unit: In millions of Won)

	Account	1H 2006	2005	2004	Remarks
	Direct Material Cost	144,676	253,930	170,051
	Direct Labor Cost	43,928	72,142	58,202
	Depreciation Expense	9,506	11,710	11,078
	Others	16,135	23,979	13,874
	R&D Expense Total	214,245	361,761	253,205
Accounting Treatment	Selling & Administrative Expenses	35,816	55,057	43,095
	Manufacturing Cost	178,429	306,704	210,110
	R&D Expense / Sales Ratio [Total R&D Expense/Sales for the period×100]	4.76%	4.07%	3.13%

*	Capex for R&D, Manufacturing Cost for R&D test run are excluded.

(2) R&D achievements

[Achievement in 2004]

1) Development of 20.1-inch AMOLED

•	Joint development of 20.1-inch AMOLED with LG Electronics

•	Development of world’s largest 20.1-inch wide AMOLED based on LTPS technology

2) Development of copper bus line

•	Next generation LCD technology to significantly improve brightness, definition and resolution, etc.

3) Development and mass production of world’s largest TFT-LCD panel for Full-HD TV (55-inch) in October 2004.

•	Stitch Lithography and Segmented Circuit Driving to cope with large-size LCD Panel

•	Achievement of High Contrast Ratio and Fast Response Time through new technologies

•	Application of innovative panel technology to solve the weak point (gravity/touch stains) of large size

4) Development of Ultra High Resolution Product (30-inch)

•	World’s 1st success in mass production of LCM applying Cu Line(source & gate Area)

•	Achievement of Ultra High Resolution (2560x1600 : 101ppi)

5) Development of the world’s lowest power-consumption, 32-inch Wide LCD TV Model

•	Development of the world’s lowest power consumption, under 90W model (EEFL applied)

•	High Contrast Ratio, Fast Response Time (DCR + ODC applied)

[Achievement in 2005]

6) Development of High Luminance and High Color Gamut 17-inch wide LCD Panel for Notebook Computer

•	World’s 1st 500nit luminance and 72% color gamut in 17-inch wide for Notebook Computer

•	Development of 6200nit luminance backlight

7) Development of world’s largest 10.1-inch Flexible Display

•	Joint development with E-ink Corporation

8) 37-inch, 42-inch, 47-inch Full-HD Model Development, applying Low Resistance Line

(Copper bus Line)

•	World’s 1st mass production of copper bus line Model

•	Realize Full HD Resolution (1920x1080)

9) 37-inch wide LCD Model development which is world’s best in power consumption

•	The lowest power consumption of below 120W (applying EEFL)

•	High Contrast Ratio, Fast Response Time with DCR, ODC Technology.

[Achievement in 2006]

10) Development of High Brightness/Color gamut 17-inch wide slim LCD for Notebook Computer

•	Slim model (10t - 7t), featuring 500nit, NTSC 72%

•	Development of Slim and High Brightness Backlight

11) World’s largest size 100-inch TFT-LCD development

•	High quality image without noise or signal distortion, applying low resistance copper bus line

•	High dignity picture for Full HDTV

12) 32-inch/42-inch HCFL Scanning Backlight applied LCD TV Model Development

•	Realization of MBR (Motion Blur Reduction) by application of Backlight Scanning Technology

•	Lamp Quantity Reduction by HCFL (Hot Cathode Fluorescent Lamp) Application

13) World’s largest 20.1-inch TFT-LCD for Notebook Computer Development

•	S-IPS Mode, sRGB, Realization of DCR 3000:1 by Backlight Control, Brightness 300nit

C. Domestic Credit Rating

Subject	Month of Rating	Credit Rating	Rating Agency (Rating range)
Corporate Debenture	April 2004	AA-	National Information & Credit Evaluation, Inc. (AAA ~ D)
	October 2004	AA-
	March 2005	AA-
	June 2005	AA-
	June 2006	AA-
	May 2004	AA-	Korea Investors Service, Inc. (AAA ~ D)
	October 2004	AA-
	March 2005	AA-
	June 2005	AA-
	June 2006	AA-

Commercial Paper	April 2004	A1	National Information & Credit Evaluation, Inc. (A1 ~ D)
	December 2004	A1
	June 2005	A1
	January 2006	A1
	June 2006	A1
	May 2004	A1	Korea Investors Service, Inc. (A1 ~ D)
	October 2004	A1
	June 2006	A1

D. Remuneration for directors in 1H 2006

(Unit: In millions of Won)

Classification	Salary Paid	Approved Salary at Shareholders Meeting	Per Capita Average Salary Paid	Remarks
Inside Directors (4 persons)	651	13,400	163
Outside Directors (5 persons)	140		28	Audit committee consists of three outside directors.

E. Derivative contracts

(1) Foreign currency forward contracts

				(Unit: In millions	)

Contracting party	Selling position	Buying position	Contract foreign exchange rate	Maturity date

HSBC and others	US$ 3,091	(Won)3,017,525	(Won) 925.22:US$1 ~ (Won) 1,050.70:US$1	July 3, 2006 ~ June 12, 2007

CITI and others	EUR 272	(Won)326,678	(Won) 1,156.54:EUR1 ~ (Won) 1,279.28:EUR1	July 6, 2006 ~ June 13, 2007

ABN AMRO and others	(Won)478,337	JP¥ 55,600	(Won) 8.1720:JP¥1 ~ (Won) 9.5480:JP¥1	July 3, 2006 ~ June 12, 2007

Korea Exchange Bank and others	US$ 188	JP¥ 21,200	JP¥109.317:US$1 ~ JP¥116.534:US$1	July 12, 2006 ~ September 29, 2006

(2) Cross Currency Swap

					(Unit: In millions	)

Contracting party	Contract Amount			Contract interest rate	Maturity date
ABN AMRO and others	Buying position	US$	300	3-Month Libor	July 12, 2006 ~ December 8, 2006
	Selling position	(Won)	310,590	3.65% ~ 4.40%

(3) Interest Rate Swap

					(Unit: In millions)

Contracting party	Contract Amount		Contract interest rate		Maturity date
Standard Chartered First Bank Korea	US$	150	Floating Rate Receipt	6-Month Libor	May 21, 2009 ~ May 24, 2010
			Fixed Rate Payment	5.375% ~ 5.644%

(4) Currency Option

							(Unit: In millions	)
Contracting party	USD Put Option Buying Position		USD Call Option Selling Position		Strike Price		Maturity date
Korea Development Bank and others	US$	50	US$	100	(Won) (Won)	957.30:US$1 ~ 966.50:US$1	May 21, 2007 ~ June 21, 2007

F. Status of Equity Investment as of June 30, 2006

Company	Total issued and outstanding shares	Number of shares owned by us	Ownership ratio
LG.Philips LCD America, Inc.	5,000,000	5,000,000	100%
LG.Philips LCD Japan Co., Ltd.	1,900	1,900	100%
LG.Philips LCD Germany GmbH	960,000	960,000	100%
LG.Philips LCD Taiwan, Co., Ltd.	11,549,994	11,549,994	100%
LG.Philips LCD Nanjing Co., Ltd.	(*)	(*)	100%
LG.Philips LCD Hong Kong Co., Ltd.	115,000	115,000	100%
LG.Philips LCD Shanghai Co., Ltd.	(*)	(*)	100%
LG.Philips LCD Poland Sp. z o.o. (**)	500	500	100%
Paju Electric Glass Co., Ltd.	3,600,000	1,440,000	40%

*	No shares have been issued in accordance with the local laws and regulations.
**	In July 4, 2006, we injected the paid-in capital of US$ 10,000,000 into LG.Philips LCD Poland Sp. z o.o. and our ownership ratio thereafter remained 100%.
***	In August 2006, we injected the paid-in capital of US$ 1,000,000 into LG.Philips LCD Guangzhou Co., Ltd. and our ownership ratio thereafter remained 100%.

LG. Philips LCD Co., Ltd.

Interim Non-Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

LG. Philips LCD Co., Ltd.

Interim Non-Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

Page(s)
Report of Independent Accountants	1 -2

Non-Consolidated Financial Statements	3

Balance Sheets

Statements of Operations	4

Statements of Cash Flows	5 – 6

Notes to Non-Consolidated Financial Statements	7 – 21

Report of Independent Accountants

To the Board of Directors and Shareholders of

LG.Philips LCD Co., Ltd.

We have reviewed the accompanying non-consolidated balance sheet of LG.Philips LCD Co., Ltd. (the “Company”) as of June 30, 2006, and the related non-consolidated statements of operations and cash flows for the three-month and six-month periods ended June 30, 2006 and 2005, expressed in Korean won. These interim financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these interim financial statements based on our reviews.

We conducted our reviews in accordance with the quarterly review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have audited the non-consolidated balance sheet of LG.Philips LCD Co., Ltd. as of December 31, 2005, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated January 20, 2006. These financial statements are not included in this review report. The non-consolidated balance sheet as of December 31, 2005, presented herein for comparative purposes, is consistent, in all material respects, with the above audited balance sheet as of December 31, 2005.

Samil Pricewaterhouse Cooper is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refer to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

SAMIL PRICEWATERHOUSECOOPERS

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or review standards and their application in practice.

Seoul, Korea

July 14, 2006

This report is effective as of July 14, 2006, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG. Philips LCD Co., Ltd.

Non-Consolidated Balance Sheets

June 30, 2006 and December 31, 2005

(Unaudited)

(in millions of Korean won)	2006		2005
Assets
Current assets
Cash and cash equivalents	(Won)	719,900	(Won)	1,465,025
Available-for-sale securities		15		354
Trade accounts and notes receivable, net (Notes 8 and 11)		950,485		1,034,196
Inventories, net (Note 4)		829,877		471,765
Other accounts receivable, net (Note 11)		11,703		15,751
Accrued income, net		1,044		1,369
Advanced payments, net		3,761		5,959
Prepaid expenses		64,439		20,532
Prepaid value added tax		64,355		102,094
Deferred income tax assets (Note 9)		19,499		4,647
Others (Note 8)		108,344		75,242

Total current assets		2,773,422		3,196,934

Property, plant and equipment, net		9,396,713		8,988,459
Long-term financial instruments (Note 3)		16		16
Equity-method investments		282,860		213,968
Non-current guarantee deposits		17,864		24,000
Long-term prepaid expenses		116,854		83,023
Deferred income tax assets (Note 9)		416,917		339,621
Intangible assets, net		182,608		149,894

Total assets	(Won)	13,187,254	(Won)	12,995,915

Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts and notes payable (Note 11)	(Won)	538,371	(Won)	563,874
Other accounts payable (Note 11)		1,277,118		1,445,471
Advances received		3,541		609
Withholdings		6,598		12,004
Accrued expenses		72,656		73,772
Income tax payable		—		19,499
Warranty reserve		18,375		16,023
Current maturities of debentures and long-term debts (Note 5)		434,808		429,352
Others (Note 8)		53,065		33,678

Total current liabilities		2,404,532		2,594,282

Debentures, net of current maturities and discounts on debentures (Note 6)		2,789,006		2,385,272
Long-term debts, net of current maturities (Note 6)		505,529		297,577
Accrued severance benefits, net		64,506		43,187

Total liabilities		5,763,573		5,320,318

Commitments and contingencies (Note 8)

Shareholders’ equity
Capital stock
Common stock, (Won)5,000 par value per share ; 400 million shares authorized ; 358 million shares issued and outstanding		1,789,079		1,789,079
Capital surplus		2,275,172		2,279,250
Retained earnings		3,334,684		3,608,686
Capital adjustments		24,746		(1,418)

Total shareholders’ equity		7,423,681		7,675,597

Total liabilities and shareholders’ equity	(Won)	13,187,254	(Won)	12,995,915

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Non-Consolidated Statements of Operations

Three-Month and Six-Month Periods Ended June 30, 2006 and 2005

(Unaudited)

(in millions of Korean won, except per share amounts)	For the three-month periods ended June 30,				For the six-month periods ended June 30,
	2006		2005		2006		2005
Sales (Notes 11 and 12)	(Won)	2,086,362	(Won)	2,028,538	(Won)	4,504,035	(Won)	3,798,846

Cost of sales (Note 11)		2,392,653		1,909,089		4,666,630		3,767,219

Gross profit (loss)		(306,291)		119,449		(162,595)		31,627

Selling and administrative expenses		138,897		90,564		247,328		165,139

Operating income (loss)		(445,188)		28,885		(409,923)		(133,512)

Non-operating income
Interest income		7,323		11,717		17,290		20,554
Rental income		2,234		—		4,043		—
Foreign exchange gains		48,963		12,692		111,317		56,352
Gain on foreign currency translation		27,502		42,366		46,640		35,106
Gain on valuation of equity method investments		68,445		3,465		81,702		6,956
Gain on disposal of property, plant and equipment		90		790		90		1,996
Others		14,466		4,267		19,128		7,427

		169,023		75,297		280,210		128,391

Non-operating expenses
Interest expenses		35,302		27,962		71,036		47,259
Foreign exchange losses		47,716		43,949		133,867		73,210
Loss on foreign currency translation		32,484		15,505		32,484		29,390
Donations		1,067		83		1,254		93
Loss on disposal of accounts receivable		2,887		2,992		3,063		4,953
Loss on disposal of available-for-sale securities		35		—		35		—
Loss on disposal of property, plant and equipment		1		8		1,046		22
Loss on valuation of equity method investments		57		13,255		72		2,080
Ramp up costs		7,104		—		18,043		—
Others		1		—		5		—

		126,654		103,754		260,905		157,007

Income (loss) before income taxes		(402,819)		428		(390,618)		(162,128)
Income tax benefit		(81,299)		(40,638)		(116,616)		(124,364)

Net income (loss)	(Won)	(321,520)	(Won)	41,066	(Won)	(274,002)	(Won)	(37,764)

Ordinary income (loss) per share (Note 10)	(Won)	(899)	(Won)	126	(Won)	(766)	(Won)	(116)

Earnings (loss) per share (Note 10)	(Won)	(899)	(Won)	126	(Won)	(766)	(Won)	(116)

Diluted ordinary income (loss) per share (Note 10)	(Won)	(899)	(Won)	126	(Won)	(766)	(Won)	(116)

Diluted earnings (loss) per share (Note 10)	(Won)	(899)	(Won)	126	(Won)	(766)	(Won)	(116)

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Non-Consolidated Statements of Cash Flows

Three-Month and Six-Month Periods Ended June 30, 2006 and 2005

(Unaudited)

(in millions of Korean won)	For the three-month periods ended June 30,				For the six-month periods ended June 30,
	2006		2005		2006		2005
Cash flows from operating activities
Net income (loss)	(Won)	(321,520)	(Won)	41,066	(Won)	(274,002)	(Won)	(37,764)

Adjustments to reconcile net income (loss) to net cash provided by operating activities
Loss on disposal of available-for-sale securities		35		—		35		—
Loss (gain) on valuation of equity method investments (68,388)		9,790		(81,630)		(4,876)
Amortization of intangible assets		13,694		11,351		24,678		22,663
Depreciation		588,142		402,756		1,191,944		797,892
Loss (gain) on disposal of property, plant and equipment, net		(89)		(782)		956		(1,974)
Gain on foreign currency translation, net		4,539		(23,384)		(18,185)		(2,718)
Amortization of discount on debentures		9,141		7,969		18,184		11,370
Provision for warranty reserve		5,980		3,516		12,573		4,826
Provision for severance benefits		15,747		14,796		31,385		26,555
Stock compensation cost		(11)		239		—		239

		568,790		426,251		1,179,940		853,977

Changes in operating assets and liabilities
Decrease (increase) in trade accounts and notes receivable 248,028		(43,991)		84,270		(303,476)
(Increase) decrease in inventories		(156,335)		(10,172)		(358,112)		10,418
(Increase) decrease in other accounts receivable		(2,102)		3,589		4,041		847
Decrease (increase) in accrued income		329		1,192		325		(786)
(Increase) decrease in advance payments		(1,687)		(2,890)		2,197		1,254
Decrease (increase) in prepaid expenses		15,391		3,681		(35,092)		365
(Increase) decrease in prepaid value added tax		(17,172)		12,271		37,739		3,984
(Increase) decrease in other current assets		(10,074)		34,334		24,409		64,853
Decrease (increase) in long-term prepaid expenses		(4,879)		3,056		(42,644)		(16,878)
Increase in current deferred income tax		(18,645)		(938)		(31,802)		(37,031)
(Decrease) increase trade accounts and notes payable (72,700)		33,041		(24,462)		43,009
(Decrease) increase in other accounts payable		(19,617)		(4,786)		(55,050)		18,933
(Increase) decrease in advances received		236		(24)		2,932		397
(Decrease) increase in withholdings		(1,201)		163		(5,406)		812
Increase (decrease) in accrued expenses		17,920		9,250		(1,117)		(57,429)
Decrease in income tax payable		(14,256)		(39,129)		(19,499)		(74,581)
Decrease in reserve warranty		(5,338)		(3,801)		(10,221)		(6,832)
Decrease in other current liabilities		—		(15,070)		(2,964)		(27,974)
Accrued severance benefits transferred from affiliated company, net		976		279		31,385		557
Payments of severance benefits		(9,084)		(6,589)		(51,291)		(8,703)
Decrease in severance insurance deposit		3,976		3,049		9,801		3,485
Decrease in contribution to National Pension Fund		36		44		37		39
Increase in non-current deferred income tax		(57,787)		(39,679)		(84,815)		(87,333)

		(103,985)		(63,120)		(525,339)		(472,070)

Net cash provided by operating activities		143,285		404,197		380,599		344,143

LG. Philips LCD Co., Ltd.

Non-Consolidated Statements of Cash Flows

Three-Month and Six-Month Periods Ended June 30, 2006 and 2005

(Unaudited)

(in millions of Korean won)	For the three-month periods ended June 30,				For the six-month periods ended June 30,
	2006		2005		2006		2005
Cash flows from investing activities
Acquisition of equity-method investments		—		—		—		(667)
Acquisitions of available-for-sale securities		(30)		(5)		(45)		(206)
Proceeds from disposal of available-for-sale securities 349		—		349		—
Proceeds from non-current guarantee deposits		10,716		25		10,721		25
Payments of non-current guarantee deposits		(2)		(3,799)		(4,585)		(4,961)
Acquisitions of property, plant and equipment		(936,727)		(930,481)		(1,763,331)		(1,353,906)
Proceeds from disposal of property, plant and equipment 785		813		785		2,477
Acquisition of intangible assets		(1,919)		—		(3,885)		(2,309)

Net cash used in investing activities		(926,828)		(933,447)		(1,759,991)		(1,359,547)

Cash flows from financing activities
Repayment of current portion of long-term debts		—		—		(9,783)		—
Proceeds from issuance of long-term debts		94,450		—		244,450		101,900
Proceeds from issuance of debentures		399,600		480,662		399,600		873,684

Net cash provided by financing activities		494,050		480,662		634,267		975,584

Net decrease in cash and cash equivalents		(289,493)		(48,588)		(745,125)		(39,820)

Cash and cash equivalents
Beginning of the period		1,009,393		1,283,757		1,465,025		1,274,989

End of the period	(Won)	719,900	(Won)	1,235,169	(Won)	719,900	(Won)	1,235,169

The accompanying notes are an integral part of these non-consolidated financial statements

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

(Unaudited)

1. The Company

LG.Philips LCD Co., Ltd. (the “Company”) was incorporated in 1985 under the Commercial Code of the Republic of Korea and commenced the manufacturing and sale of Thin Film Transistor Liquid Crystal Display (“TFT LCD”) from 1999. On July 26, 1999, LG Electronics Inc., Koninklijke Philips Electronics N.V. (“Philips”) and the Company entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name from LG LCD CO., Ltd. to LG.Philips LCD Co., Ltd. effective August 27, 1999 and on August 31, 1999, the Company issued new shares of common stock to Philips for proceeds of (Won)725,000 million.

In July 2004, pursuant to Securities Registration Statement filed on July 16, 2004, with the Korea Stock Exchange, the Company sold 8,640,000 shares of common stock for proceeds of (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004 with the U.S. Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for proceeds of US$748,800,000.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its interim non-consolidated financial statements are same as those followed by the Company in its preparation of annual non-consolidated financial statements and are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, or cash flows, is not presented in the accompanying non-consolidated financial statements.

Accounting Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

(Unaudited)

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 18 through 20 became applicable for the Company on January 1, 2006, the Company adopted these Standards in its financial statements covering periods beginning January 1, 2006.

3. Financial Instruments

As of June 30, 2006 and December 31, 2005, long-term financial instruments represent key money deposits required to maintain checking accounts and, accordingly, the withdrawal of such deposits is restricted.

4. Inventories

Inventories as of June 30, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)	2006		2005
Finished products	(Won)	529,420	(Won)	191,918
Work-in-process		286,702		131,483
Raw materials		146,262		124,999
Supplies		64,229		59,750

		1,026,613		508,150
Less : Valuation loss		(196,736)		(36,385)

	(Won)	829,877	(Won)	471,765

For the six-month period ended June 30, 2006, the Company recorded ramp-up costs of (Won)18,043 million to counter the unusually low volume of production.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

(Unaudited)

5. Current Maturities of Long-Term Debts

Current maturities of long-term debts as of June 30, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)

Type of borrowing	Creditor	Annual interest rates (%) as of June 30, 2006	2006		2005
Long-term Korean won loans	Korea Export-Import Bank	5.9-6.1	(Won)	39,267	(Won)	29,417
Long-term Korean won debentures	—	6.0		200,000		200,000
Long-term foreign currency loans of US$ 6 million	Korea Export-Import Bank	6M Libor + 1.2		5,716		—
Long-term foreign currency loans of US$ 17.5 million	Woori Bank	3M Libor + 1.0		16,670		17,727
Long-term foreign currency debentures of US$ 182.5 million	—	3M Libor + 1.0		173,850		184,872

		435,503		432,016
Less : Discounts on debentures				(695)		(2,664)

			(Won)	434,808	(Won)	429,352

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

(Unaudited)

6. Long-Term Debts

Long-term debts as of June 30, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)

Type of borrowing	Annual interest rates (%) as of June 30, 2006	2006		2005
Won currency debentures
Non-guaranteed, payable through 2010	3.5 – 6.0	(Won)	1,750,000	(Won)	1,750,000
Private debentures, payable through 2011	5.3 – 5.9		600,000		200,000
Less : Current maturities			(200,000)		(200,000)
Discounts on debentures			(24,014)		(28,120)

			2,125,986		1,721,880

Foreign currency debentures
Floating rate notes, payable through 2007	3M Libor + 0.6 - 3M Libor + 1.0		286,733		304,913
Term notes, payable through 2006	3M Libor +1.0		77,637		82,559

			364,370		387,472
Less : Current maturities			(173,850)		(184,872)
Discount on debentures			(1,417)		(1,960)

			189,103		200,640

Convertible bonds¹
US dollar-denominated bonds, payable through 2010	—		483,780		483,780
Add : Call premium			84,613		84,613
Less : Current maturities			—		—
Discount on debentures			(2,436)		(2,724)
Conversion adjustment			(92,040)		(102,917)

			473,917		462,752

Total debentures		(Won)	2,789,006	(Won)	2,385,272

Won currency loans
General loans	3.75 – 6.1	(Won)	266,637	(Won)	126,420
Less : Current maturities			(39,267)		(29,417)

			227,370		97,003

Foreign currency loans
General loans	3M Libor+.099, 3M Libor+1.0, 3M Libor+1.35, 6M Libor+0.41, 6M Libor+1.2		300,545		218,301
Less : Current maturities			(22,386)		(17,727)

			278,159		200,574

Total long-term loans		(Won)	505,529	(Won)	297,577

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

(Unaudited)

¹	On April 19, 2005, the Company issued US dollar-denominated convertible bonds totaling US$475 million, with a zero coupon rate. On or after June 27, 2005 through April 4, 2010, the bonds are convertible into common shares at a conversion price of (Won)58,251 per share of common stock, subject to adjustment based on certain events. The bonds will mature in five years from the issue date and will be repaid at 117.49 % of their principal amount at maturity. The bondholders have a put option to be repaid at 108.39 % of their principal amount on October 19, 2007. As of June 30, 2006, the number of non-converted common shares is 8,276,681.

As of June 30, 2006, foreign currency debentures denominated in U.S. dollars amount to US$ 383 million (December 31, 2005 : US$ 383 million) and foreign currency loans denominated in U.S. dollars amount to US$ 315 million (December 31, 2005 : US$ 215 million).

7. Stock Appreciation Plan

On April 7, 2005, the Company granted 450,000 shares of stock appreciations rights (“SARs”) for certain executives. Under the terms of this plan, executives, upon exercising their SARs, are entitled to receive cash equal to the excess of the market price of the Company’s common stock over the exercise price of (Won)44,050 per share. The exercise price has been subsequently adjusted from (Won)44,260 to (Won)44,050 due to the additional issuance of common stock in 2005. These SARs are exercisable on or after April 8, 2008, through April 7, 2012. Additionally, when the increase rate of the Company’s share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares can be exercised.

The options activity under the SARs since April 7, 2005 is as follows:

	Number of shares under SARs
Option granted as of April, 7, 2005		450,000
Options canceled ¹		40,000

Balance, June 30, 2006		410,000

Exercise price	(Won)	44,050

¹	Options canceled due to the retirement of an executive officer in 2005.

The Company did not recognize any compensation costs as market price is below the exercise price as of June 30, 2006.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

(Unaudited)

8. Commitments and Contingencies

As of June 30, 2006, the Company has bank overdraft agreements with various banks amounting to (Won)59,000 million.

As of June 30, 2006, the Company has revolving credit facility agreements with several banks totaling (Won)300,000 million and US$100 million (December 31, 2005 : (Won)450,000 million and US$100 million).

As of June 30, 2006, the Company has agreements with several banks for U.S. dollar denominated accounts receivable negotiating facilities for up to an aggregate of US$1,150 million. The Company has agreements with several banks in relation to the opening of letters of credit amounting to (Won)90,000 million and US$145 million. The amount of negotiated foreign currency receivables outstanding as of June 30, 2006, is (Won)278,785 million (December 31, 2005 : (Won)303,904 million).

As of June 30, 2006, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi and others, and has trademark license agreements with LG Corporation and Philips Electronics.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

(Unaudited)

The Company entered into foreign currency forward contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. The use of foreign currency forward contracts allows the Company to reduce its exposure to the risk that the eventual Korean won cash outflows resulting from operating expenses, capital expenditures, purchasing of materials and debt service will be adversely affected by changes in exchange rates.

A summary of these contracts follows :

(in millions)

Contracting party	Selling position		Buying position		Contract foreign exchange rate	Maturity date
HSBC and others	US$	3,091	(Won)	3,017,525	(Won)925.22:US$1-(Won)1,050.70:US$1	July 3, 2006 - June 12, 2007
Citibank and others	EUR	272	(Won)	326,678	(Won)1,156.54:EUR1-(Won)1,279.28:EUR1	July 6, 2006 - June 13, 2007
ABN AMRO and others	(Won)	478,337	JP¥	55,600	(Won)8.1720:JP¥1- (Won)9.5480:JP¥1	July 3, 2006 - June 12, 2007
KEB and others	US$	188	JP¥	21,200	JP¥109.32:US$1- JP¥116.53:US$1	July 12, 2006 - September 29, 2006

As of June 30, 2006, the Company recorded unrealized gains and losses on outstanding foreign currency forward contracts of (Won)95,096 million and (Won)28,175 million, respectively. Total unrealized gains and losses of (Won)2,623 million and (Won)8,329 million, respectively, were charged to operations for the six-month period ended June 30, 2006, as these contracts did not meet the requirements for a cash flow hedge. Net unrealized gains and losses, net of related taxes, incurred relating to cash flow hedges from forecasted exports, were recorded as capital adjustments.

The forecasted hedged transactions are expected to occur on June 13, 2007. The aggregate amount of all deferred gains and losses of (Won)92,473 million and (Won)19,846 million, respectively, recorded net of tax under capital adjustments, are expected to be included in the determination of gain and loss within a year from June 30, 2006.

For the six-month period ended June 30, 2006, the Company recorded realized gains of (Won)149,897 million (2005: (Won)65,481 million) on foreign currency forward contracts upon settlement, and realized losses of (Won)34,503 million (2005: (Won)14,166 million).

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

(Unaudited)

The Company entered into cross-currency swap contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy and to manage the exposure to changes in interest rates related to floating rate notes. These transactions do not meet the requirements for hedge accounting for financial statement purposes. Therefore, the resulting realized and unrealized gains or losses, measured by quoted market prices, are recognized in current operations as gains or losses as the exchange rates change.

A summary of these contracts follows :

(in millions)

Contracting party	Buying position		Selling position		Contract foreign exchange rate	Maturity date
ABN AMRO and others	US$	300		—	3M Libor	July 12, 2006 - December 8, 2006
		—	(Won)	310,590	3.65% - 4.40%

As of June 30, 2006, unrealized losses of (Won)18,432 million were charged to current operations, as these contracts do not fulfill the requirements for hedge accounting for financial statement purposes.

For the six-month period ended June 30, 2006, the Company recorded realized gains of (Won)(620) million (2005 : (Won)10 million) and realized losses of (Won)5,810 million (2005: (Won)8,751 million) on cross-currency swap contracts upon settlement.

The Company entered into option contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. These transactions do not meet the requirements for hedge accounting for financial statement purposes. Therefore, the resulting realized and unrealized gains or losses, measured by quoted market prices, are recognized in current operations as gains or losses as the exchange rates change.

A summary of these contracts follows :

(in millions)

Contracting party	USD Put buying		USD Call selling		Strike price	Maturity date
KDB and others	US$	50	US$	100	(Won)957.30:US$1- (Won)966.50:US$1	May 21, 2007 - June 21, 2007

As of June 30, 2006, unrealized losses of (Won)291 million were charged to current operations, as these contracts do not fulfill the requirements for hedge accounting for financial statement purposes.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

(Unaudited)

The Company entered into interest rate swap contracts to manage the exposure to changes in interest rates related to floating rate notes. These transactions do not meet the requirements for hedge accounting for financial statement purposes. Therefore, the resulting realized and unrealized gains or losses, measured by quoted market prices, are recognized in current operations as gains or losses as the exchange rates change.

A summary of these contracts follows :

(in millions)

Contracting party	Contract Amount	Contract foreign exchange rate		Maturity date

SC First Bank	US$150	Accept floating rate	6M Libor	May 21, 2009 - May 24, 2010

		Pay fix rate	5.375% -5.644%

As of June 30, 2006, unrealized gains of (Won)293 million were charged to current operations, as these contracts do not fulfill the requirements for hedge accounting for financial statement purposes.

The Company is facing several legal proceedings and claims arising from the ordinary course of business. In August 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process for TFT-LCDs. Subsequently, the Company filed a complaint against the customers of Chunghwa Picture Tubes, including ViewSonic Corp., Jeans Co, Lite-On Technology Corp., Lite-On Technology International, Inc., TPV Technology and Invision Peripheral Inc. In June 2004, Chunghwa Picture Tubes filed a counter-claim against the Company in the United States District Court under the Central District of California for alleged infringement of certain patents and violation of U.S. antitrust laws. The Company also filed a complaint against Chunghwa Picture Tubes with the American Arbitration Association in connection with the ownership of certain patents. In June 2006, the American Arbitration Association decided in favor of the Company.

In May 2004, the Company filed a complaint against Tatung Co., the parent company of Chunghwa Picture Tubes and ViewSonic Corp. and others, claiming patent infringement of rear mountable liquid crystal display devices in the United States District of Delaware and the Patent Country Court in the United Kingdom. On November 28, 2005, the Company lost its patent infringement case against Tatung Company and ViewSonic Corp. at first instance in Patent Country Court in United Kingdom. On March 13, 2006, the Company appealed the decision at the Court of Appeals.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

(Unaudited)

In January 2005, Chunghwa Picture Tubes filed a complaint for patent infringement against the Company. On May 13, 2005, the Company also filed a complaint against Chunghwa Picture Tubes, Tatung Company and Viewsonic Corporation, alleging patent infringement related to liquid crystal display and the manufacturing process for TFT-LCDs in the United States District of Delaware. On September 20, 2005, the United States District Court under the Central District of California dismissed the patent case against Tatung Company and other defendants regarding the patent infringement by Chunghwa Picture Tubes relating to side mounting patent. Thereafter, the Company has revised its claim and has refiled the above complaint including the side mounting patent. The Company’s management does not expect that the outcome in any of these legal proceedings, individually or collectively, will have any material adverse effect on the Company’s financial condition, results of operations or cash flows.

9. Deferred income tax assets (liabilities)

Deferred income tax assets (liabilities) as of June 30, 2006 and December 31, 2005, consist of the following :

(in millions of Korean won)	2006		2005
Inventories	(Won)	28,083	(Won)	8,354
Investments		(8,002)		7,584
Other current assets (liabilities)		6,637		(4,133)
Property, plant and equipment		35,621		34,403
Tax credit carryforwards		396,114		292,976
Deferred income taxes added to shareholders’ equity		(29,098)		(4,631)
Deficit carryforwards		99,940		—
Others		14,757		9,715

		544,052		344,268
Less: Valuation allowance		(107,636)		—

	(Won)	436,416	(Won)	344,268

As the Company anticipates that all tax benefits from the loss carryforwards and tax credits would not be fully realized, a valuation allowance amounting to (Won)107,636 million has been provided as of June 30, 2006.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

(Unaudited)

10. Earnings Per Share

Earnings (loss) per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Ordinary income (loss) per share is computed by dividing ordinary income (loss) allocated to common stock, which is net income (loss) allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the period.

Earnings (loss) per share for the three-month and six-month periods ended June 30, 2006 and 2005, is calculated as follows:

	For the three-month periods ended June 30,				For the six-month periods ended June 30,
(in millions, except for per share amount)	2006		2005		2006		2005
Net income (loss) as reported on the statements of operations	(Won)	(321,520)	(Won)	41,066	(Won)	(274,002)	(Won)	(37,764)
Weighted-average number of common shares outstanding		358		325		358		325

Earnings (loss) per share	(Won)	(899)	(Won)	126	(Won)	(766)	(Won)	(116)

The Company has issued no diluted securities until convertible bonds were issued on April 19, 2005. Diluted loss per share is identical to basic loss per share and diluted ordinary loss per share to basic ordinary loss per share as the Company recorded net loss and ordinary loss during the three-month period and six-month periods ended June 30, 2006, and six-month period ended June 30, 2005. Additionally, diluted earnings per share is identical to basic earnings per share and diluted ordinary income per share to basic ordinary income per share as convertible bonds have no dilutive effect for the three-month period ended June 30, 2005.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

(Unaudited)

Dilutive effect for the three-month period ended June 30, 2005, is as follows:

(in millions, except for per share amount)	For the three-month period ended June 30, 2005
Net income allocated to common stock	(Won)	41,066
Add : Interest expense on convertible bonds¹		3,623
Diluted net income allocated to common stock		44,689

Weighted average number of common shares and diluted securities outstanding during the year		332

Diluted earnings per share ²	(Won)	135

¹	Net of (Won)680 million tax effect.
²	Convertible bonds have no dilutive effect as these amounts exceed basic earning per share.

Additionally, earnings per share for the three-month period ended March 31, 2006 and for the year ended December 31, 2005, are as follows:

	March 31, 2006		December 31, 2005
Basic earnings per share	(Won)	133	(Won)	1,523
Diluted earnings per share	(Won)	133	(Won)	1,523

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

(Unaudited)

11. Related Party Transactions

The ultimate parent company is LG Corporation and the parent company of the Company is LG Electronics Inc., which is responsible for the consolidated financial statements.

Significant transactions which occurred in the ordinary course of business with related companies for the six-month periods ended June 30, 2006 and 2005, and the related account balances outstanding as of June 30, 2006 and December 31, 2005, are summarized as follows:

(in millions of Korean won)	Sales ¹				Purchases ¹
	2006		2005		2006		2005
Parent companies
LG Electronics Inc.-domestic	(Won)	222,736	(Won)	187,681	(Won)	97,080	(Won)	73,254
LG Electronics Inc.-overseas		204,511		50,041		—		2
Philips-domestic		—		—		11,714		77
Philips-overseas		—		—		17,637		26,067
Company that has significant influence over the Company
LG Corporation		—		—		5,853		5,042
Overseas subsidiaries
LG.Philips LCD America, Inc.		406,065		377,299		3		6
LG.Philips LCD Taiwan Co., Ltd.		465,622		335,167		47		—
LG.Philips LCD Japan Co., Ltd.		628,360		377,427		—		—
LG.Philips LCD Germany GmbH.		740,260		427,023		13,698		8,085
LG.Philips LCD Nanjing Co., Ltd.		987,820		1,264,446		25,740		907
LG.Philips LCD Shanghai Co.,Ltd.		315,778		360,035		15		—
LG.Philips LCD Hongkong Co., Ltd.		222,360		212,448		2		—
LG.Philips LCD Poland Sp. zo.o.		47		—		—		—
Equity-method investee
Paju Electric Glass Co., Ltd.		6		—		54,864		—
Other related parties
LG Chem Ltd.		—		—		267,731		174,345
LG International – domestic		—		392		3,280		1,360
LG International – overseas		47,200		12,501		700,858		476,021
Serveone		263		—		89,419		48,443
Micron Ltd.		91		—		53,837		55,577
LG CNS		5		—		57,894		56,294
Others		14,597		37,449		55,553		28,846

Total	(Won)	4,255,721	(Won)	3,641,909	(Won)	1,455,225	(Won)	954,326

¹	Includes sales of (Won)788 million and purchases of property, plant and equipment of (Won)726,720 million.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

(Unaudited)

	Receivables				Payables
(in millions of Korean won)	2006		2005		2006		2005
Parent companies
LG Electronics Inc.-domestic	(Won)	59,257	(Won)	27,383	(Won)	81,594	(Won)	66,251
LG Electronics Inc.-overseas		145,719		40,773		2,510		370
Philips-domestic		—		—		4,697		291
Philips-overseas		582		171		2,264		4,244
Company that has significant influence over the Company
LG Corporation		2,649		10,970		—		1,692
Overseas subsidiaries
LG.Philips LCD America, Inc.		53,567		22,683		—		—
LG.Philips LCD Taiwan Co., Ltd.		107,117		53,521		26		1
LG.Philips LCD Japan Co., Ltd.		76,343		130,090		3		1
LG.Philips LCD Germany GmbH.		140,930		103,637		13,718		8,886
LG.Philips LCD Nanjing Co., Ltd.		206,220		375,158		24,192		3,068
LG.Philips LCD Shanghai Co.,Ltd.		60,065		202,329		—		—
LG.Philips LCD Hongkong Co., Ltd.		56,893		45,863		50		48
LG.Philips LCD Poland Sp. zo.o.		325		1		—		—
Equity-method investee
Paju Electric Glass Co., Ltd.		—		—		11,822		—
Other related parties
LG Chem Ltd.		—		—		44,320		44,602
LG International – domestic		—		11		1,053		986
LG International – overseas		21,498		3,114		212,207		191,252
Serveone		2,373		—		29,827		36,792
Micron Ltd.		—		—		38,774		55,234
LG CNS		—		—		17,123		32,127
Others		10,273		21,409		8,338		9,791

Total	(Won)	943,811	(Won)	1,037,113	(Won)	492,518	(Won)	455,636

Significant management¹ compensation costs for the six-month period ended June 30, 2006, are as follows:

(in millions of Korean won)
Short-term employee salaries	(Won)	791
Post-retirement benefits		228

	(Won)	1,019

¹	Management refers to the directors who have significant control and responsibilities on the Company’s operations and business. Total ceiling for compensation for such directors in 2006 is (Won)13.4 billion.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

(Unaudited)

12. Segment Information

The Company operates only one segment, the TFT-LCD division where export sales represents 91 % of total sales.

The following is a summary of operations by country based on the location of the customers for the six-month periods ended June 30, 2006 and 2005.

(in millions of Korean won)

Sales	Domestic		Taiwan		Japan		America		China		Europe		Others		Total
2006	(Won)	413,961	(Won)	465,642	(Won)	632,187	(Won)	406,284	(Won)	1,557,279	(Won)	815,976	(Won)	212,706	(Won)	4,504,035
2005	(Won)	363,261	(Won)	334,992	(Won)	376,857	(Won)	377,613	(Won)	1,824,175	(Won)	445,155	(Won)	76,793	(Won)	3,798,846

See Report of Independent Accountants

LG. Philips LCD Co., Ltd. and Subsidiaries

Consolidated Balance Sheets

June 30, 2006 and December 31, 2005

(Unaudited)

(in millions of Korean won)	2006		2005
Assets
Current assets
Cash and cash equivalents	(Won)	778,877	(Won)	1,579,452
Available-for-sale securities		15		354
Trade accounts and notes receivable, net (Notes 8 and 11)		985,798		1,266,899
Inventories, net (Note 4)		1,270,899		690,785
Other accounts receivable, net (Note 11)		78,462		66,203
Accrued income, net		1,044		1,369
Advance payments, net		4,019		5,994
Prepaid expenses		65,360		21,603
Prepaid value added tax		99,240		131,230
Deferred income tax assets (Note 9)		20,730		5,373
Other current assets		109,337		76,806

Total current assets		3,413,781		3,846,068

Property, plant and equipment, net		9,702,000		9,199,599
Long-term financial instruments (Note 3)		16		16
Available-for-sale securities		1		1
Equity method investments		16,592		14,156
Non-current guarantee deposits		23,191		28,070
Long-term prepaid expenses		116,933		83,112
Deferred income tax assets (Note 9)		422,213		343,754
Intangible assets, net		190,984		159,306

Total assets	(Won)	13,885,711	(Won)	13,674,082

Liabilities and Shareholders’ Equity
Current liabilities
Short-term borrowings (Note 5)	(Won)	342,272	(Won)	308,969
Trade accounts and notes payable (Note 11)		632,011		693,588
Other accounts payable (Note 11)		1,353,075		1,474,556
Advances received		56,387		58,431
Withholdings		7,674		12,055
Accrued expenses		62,362		69,968
Income taxes payable		4,549		21,788
Current maturities of long-term debt (Note 6)		445,573		440,840
Warranty reserve		26,268		24,947
Other current liabilities		53,094		33,693

Total current liabilities		2,983,265		3,138,835

Debentures, net of current maturities and discounts on debentures (Note 6)		2,789,006		2,385,272
Long-term debt, net of current maturities (Note 6)		624,989		430,697
Accrued severance benefits, net		64,534		43,206
Long-term accrued expenses		210		—
Deferred income tax liabilities		26		475

Total liabilities		6,462,030		5,998,485

Commitments and contingencies (Note 8)

Shareholders’ equity
Capital stock
Common stock, (Won)5,000 par value per share;
400 million shares authorized ;
358 million shares issued and outstanding (2005 : 358 million)		1,789,079		1,789,079
Capital Surplus		2,275,172		2,279,250
Retained earnings		3,334,684		3,608,686
Capital adjustments		24,746		(1,418)

Total shareholders’ equity		7,423,681		7,675,597

Total liabilities and shareholders’ equity	(Won)	13,885,711	(Won)	13,674,082

The accompanying notes are an integral part of these consolidated financial statements.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd. and Subsidiaries

Consolidated Statements of Operations

For the Six-Month Periods Ended June 30, 2006 and 2005

(Unaudited)

(in millions of Korean won, except per share amounts)	2006		2005
Sales (Notes 11 and 12)	(Won)	4,786,132	(Won)	4,372,376

Cost of sales (Note 11)		4,823,308		4,270,897

Gross profit (loss)		(37,176)		101,479

Selling and administrative expenses		283,210		206,569

Operating loss		320,386		105,090

Non-operating income
Interest income		18,385		21,041
Rental income		4,043		—
Foreign exchange gains		187,984		90,186
Gain on foreign currency translation		52,832		39,845
Gain on valuation of investments using the equity method of accounting		2,509		—
Gain on disposal of property, plant and equipment		92		33
Others		15,538		6,239

		281,383		157,344

Non-operating expenses
Interest expense		74,944		50,721
Foreign exchange losses		206,745		110,800
Loss on foreign currency translation		36,483		38,215
Donations		1,260		93
Loss on disposal of accounts receivable		9,811		9,001
Loss on disposal of available-for-sale securities		35		—
Loss on valuation of investments using the equity method of accounting		—		11
Loss on disposal of property, plant and equipment		1,052		32
Ramp up cost		18,043		—
Others		273		197

		348,646		209,070

Loss before income taxes		387,649		156,816

Income tax benefit		113,647		119,030

Net loss	(Won)	274,002	(Won)	37,786

Ordinary loss per share (Note 10)	(Won)	766	(Won)	116

Loss per share (Note 10)	(Won)	766	(Won)	116

Diluted ordinary loss per share (Note 10)	(Won)	766	(Won)	116

Diluted loss per share (Note 10)	(Won)	766	(Won)	116

The accompanying notes are an integral part of these consolidated financial statements.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

For the Six-Month Periods Ended June 30, 2006 and 2005

(Unaudited)

(in millions of Korean won)	2006		2005
Cash flows from operating activities
Net Loss	(Won)	274,002	(Won)	37,786

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation		1,219,053		814,200
Amortization of intangible assets		25,221		23,127
Provision for severance benefits		31,402		26,574
Loss (gain) on foreign currency translation, net		(19,593)		1,765
Loss on disposal of available-for-sale securities		35		—
Loss (gain) on disposal of property, plant and equipment, net		960		(1)
Amortization of discount on debentures		18,184		11,370
Loss (gain) on valuation of investments using the equity-method of accounting, net		(2,509)		11
Stock compensation cost		—		239
Others		22,204		9,155

		1,294,957		886,440

Changes in operating assets and liabilities
Decrease (increase) in trade accounts and notes receivable		281,576		(309,121)
(Increase) decrease in inventories		(580,114)		84,063
(Increase) decrease in other accounts receivable		(12,265)		1,739
Decrease (increase) in accrued income		325		(786)
Decrease in advance payments		1,974		1,074
Increase in prepaid expenses		(34,943)		(138)
Decrease (increase) in prepaid value added tax		31,990		(6,252)
Decrease in other current assets		25,012		65,616
Increase in current deferred income tax assets		(32,307)		(36,924)
Increase in long-term accrued expenses		210		—
Increase in long-term prepaid expenses		(42,635)		(16,878)
Increase in non-current deferred income tax assets		(85,978)		(88,251)
(Decrease) increase in trade accounts and notes payable		(60,271)		67,412
(Decrease) increase in other accounts payable		(55,493)		15,485
Decrease in advances received		(1,940)		(50)
(Decrease) increase in withholdings		(4,381)		2,414
Decrease in accrued expenses		(7,606)		(57,492)
Decrease in income taxes payable		(17,240)		(72,440)
Decrease in warranty reserve		(20,883)		(8,819)
Decrease in other current liabilities		(2,952)		(27,961)
(Decrease) increase in deferred income tax liablities		(448)		23
Accrued severance benefits transferred from affiliated company, net 31,385		557
Payment of severance benefits		(51,297)		(8,722)
Decrease in severance insurance deposits		9,801		3,485
Decrease in contributions to the National Pension Fund		37		39
Decrease (increase) in consolidation adjustments, net		(20,612)		(1,396)

		(649,055)		(393,323)

Net cash provided by operating activities	(Won)	371,900	(Won)	455,331

LG. Philips LCD Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

For the Six-Month Periods Ended June 30, 2006 and 2005

(Unaudited)

(in millions of Korean won)	2006		2005
Cash flows from investing activities
Acquistion of equity-method investments	(Won)	—		(667)
Acquisition of available-for-sale securities		(45)		(206)
Proceeds from disposal of available-for-sale securities		349		—
Proceeds from non-current guarantee deposits		9,464		81
Payment of non-current guarantee deposits		(4,584)		(4,960)
Acquisition of property, plant and equipment		(1,837,279)		(1,415,708)
Proceeds from disposal of property, plant and equipment		789		2,504
Acquisition of intangible assets		(3,393)		(2,428)
Increase of short-term loan		(5)		(7)

Net cash used in investing activities		(1,834,704)		(1,421,391)

Cash flows from financing activities
Repayment of short-term borrowings		—		(77,323)
Repayment of current portion of long-term debt		(15,248)		(5,872)
Proceeds from issuance of debentures		399,600		873,684
Proceeds from issuance of long-term debt		277,877		145,305

Net cash provided by financing activities		662,229		935,794

Net increase (decrease) in cash and cash equivalents		(800,575)		(30,266)
Cash and cash equivalents
Beginning of the period		1,579,452		1,361,239

End of the period	(Won)	778,877	(Won)	1,330,973

The accompanying notes are an integral part of these consolidated financial statements.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

(Unaudited)

1. The Companies

The accompanying consolidated financial statements include the accounts of LG. Philips LCD Co., Ltd. (the “Controlling Company”) and its consolidated subsidiaries. The general information on the Controlling Company and its consolidated subsidiaries is described below.

The Controlling Company

LG.Philips LCD Co., Ltd. was incorporated in 1985 under the Commercial Code of the Republic of Korea and commenced the manufacturing and sale of Thin Film Transistor Liquid Crystal Display (“TFT LCD”) from 1999. On July 26, 1999, LG Electronics Inc., Koninklijke Philips Electronics N.V. (“Philips”) and the Company entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name from LG LCD Co., Ltd. to LG.Philips LCD Co., Ltd. effective August 27, 1999, and on August 31, 1999, the Company issued new shares of common stock to Philips for proceeds of (Won)725,000 million.

In July 2004, pursuant to Securities Registration Statement filed on July 16, 2004, with the Korea Stock Exchange, the Company sold 8,640,000 shares of common stock for proceeds of (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004, with the U.S. Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for proceeds of US$ 748,800 thousand.

Consolidated Subsidiaries

Consolidated subsidiaries as of June 30, 2006, are as follows:

	Total issued and outstanding shares	No. of shares owned by the Controlling Company	Percentage of Ownership (%)
Overseas Subsidiaries
LG.Philips LCD America, Inc.	5,000,000	5,000,000	100
LG.Philips LCD Japan Co., Ltd.	1,900	1,900	100
LG.Philips LCD Germany GmbH	960,000	960,000	100
LG.Philips LCD Taiwan Co., Ltd.	11,550,000	11,549,994	100
LG.Philips LCD Nanjing Co., Ltd.	— [1]	— [1]	100
LG.Philips LCD Hong Kong Co., Ltd.	115,000	115,000	100
LG.Philips LCD Shanghai Co., Ltd.	— [1]	— [1]	100
LG.Philips LCD Poland Sp.zo.o.	500	500	100

[1]	No shares have been issued in accordance with the local laws and regulations.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

(Unaudited)

The primary business activities of the consolidated subsidiaries are as follows:

(1)	LG.Philips LCD America, Inc. (LPLA)

LPLA was incorporated in California, U.S.A. in September 1999, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of June 30, 2006 and December 31, 2005, its capital stock amounted to US$ 5 million and is wholly owned by LG.Philips LCD Co., Ltd.

(2)	LG.Philips LCD Japan Co., Ltd. (LPLJ)

LPLJ was incorporated in Tokyo, Japan in October 1999, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of June 30, 2006 and December 31, 2005, its capital stock amounted to JP? 95 million and is wholly owned by LG.Philips LCD Co., Ltd.

(3)	LG.Philips LCD Germany GmbH (LPLG)

LPLG was incorporated in Düsseldorf, Germany in November 1999, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of June 30, 2006 and December 31, 2005, its capital stock amounted to EUR 1 million and is wholly owned by LG.Philips LCD Co., Ltd.

(4)	LG.Philips LCD Taiwan Co., Ltd. (LPLT)

LPLT was incorporated in Taipei, Taiwan in April 1999, to sell TFT-LCD products and its shares were acquired by the Company in May 2000. As of June 30, 2006 and December 31, 2005, its capital stock amounted to NTD 116 million and is wholly owned by LG.Philips LCD Co., Ltd.

(5)	LG.Philips LCD Nanjing Co., Ltd. (LPLNJ)

LPLNJ was incorporated in Nanjing, China in July 2002, to manufacture and sell TFT-LCD products. As of June 30, 2006 and December 31, 2005, its capital stock amounted to CNY 1,069 million and is wholly owned by LG. Philips LCD Co., Ltd.

(6)	LG.Philips LCD Hong Kong Co., Ltd. (LPLHK)

LPLHK was incorporated in Hong Kong in January 2003, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of June 30, 2006 and December 31, 2005, its capital stock amounted to HK$ 12 million and is wholly owned by LG.Philips LCD Co., Ltd.

(7)	LG.Philips LCD Shanghai Co., Ltd. (LPLSH)

LPLSH was incorporated in Shanghai, China in January 2003, to sell the TFT-LCD products of LG.Philips LCD Co., Ltd. As of June 30, 2006 and December 31, 2005, its capital stock amounted to CNY 4 million and is wholly owned by LG.Philips LCD Co., Ltd.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

(Unaudited)

(8)	LG.Philips LCD Poland Sp. zo.o. (LPLWR)

LPL Poland was incorporated in Poland on September 6, 2005, to manufacture and sell the TFT-LCD products of LG. Philips LCD Co., Ltd. As of June 30, 2006 and December 31, 2005, its capital stock amounted to (Won)16 million and is 100% owned by LG. Philips LCD Co., Ltd.

Equity-method investment

The primary business activity of the equity-method investment follows:

(1)	Paju Electric Glass Co., Ltd. (PEG)

PEG was incorporated in Paju, Korea in January 2005, to produce electric glass. As of June 30, 2006 and December 31, 2005, its capital stock amounted to (Won)36,000 million and 40% shares of PEG are owned by LG.Philips LCD Co., Ltd.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

(Unaudited)

Consolidated Subsidiaries

A summary of financial data of the consolidated subsidiaries, prior to the elimination of intercompany transactions, follows:

Condensed Balance Sheets

(in millions of Korean won)	LG.Philips LCD America, Inc.		LG.Philips LCD Germany GmbH		LG.Philips LCD Japan Co., Ltd.		LG.Philips LCD Taiwan Co., Ltd.		LG.Philips LCD Nanjing Co., Ltd.
Current assets	(Won)	121,869	(Won)	288,058	(Won)	116,215	(Won)	322,763	(Won)	553,433
Non-current assets		1,521		1,327		1,025		3,471		302,090

Total assets	(Won)	123,390	(Won)	289,385	(Won)	117,240	(Won)	326,234	(Won)	855,523

Current liabilities	(Won)	112,803	(Won)	286,142	(Won)	112,850	(Won)	313,996	(Won)	539,720
Non-current liabilities		—		—		29		—		119,460

Total liabilities		112,803		286,142		112,879		313,996		659,180

Capital stock		6,082		1,252		1,088		4,189		140,212
Retained earnings		6,639		2,319		4,358		10,407		76,900
Capital adjustments		(2,134)		(328)		(1,085)		(2,358)		(20,769)

Total shareholders’ equity		10,587		3,243		4,361		12,238		196,343

Total liabilities and shareholders’ equity	(Won)	123,390	(Won)	289,385	(Won)	117,240	(Won)	326,234	(Won)	855,523

(in millions of Korean won)	LG. Philips LCD HongKong Co., Ltd.		LG. Philips LCD Shanghai Co., Ltd.		LG. Philips LCD Poland Sp. zo.o.		Total
Current assets	(Won)	181,508	(Won)	192,555	(Won)	2,936	(Won)	1,779,337
Non-current assets		435		267		18,674		328,810

Total assets	(Won)	181,943	(Won)	192,822	(Won)	21,610	(Won)	2,108,147

Current liabilities	(Won)	175,988	(Won)	189,967	(Won)	23,446	(Won)	1,754,912
Non-current liabilities		26		—		210		119,725

Total liabilities		176,014		189,967		23,656		1,874,637

Capital stock		1,736		596		16		155,171
Retained earnings		4,846		2,824		(2,123)		106,170
Capital adjustments		(653)		(565)		61		(27,831)

Total shareholders’ equity		5,929		2,855		(2,046)		233,510

Total liabilities and shareholders’ equity	(Won)	181,943	(Won)	192,822	(Won)	21,610	(Won)	2,108,147

See Report of Independent Accountants

LG. Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

(Unaudited)

Condensed Statements of Income

(in millions of Korean won)	LG.Philips LCD, America, Inc.		LG.Philips LCD, Germany GmbH		LG.Philips LCD, Japan Co., Ltd.		LG.Philips LCD, Taiwan Co., Ltd.		LG.Philips LCD, Nanjing Co., Ltd.
Sales	(Won)	461,509	(Won)	644,582	(Won)	658,802	(Won)	1,202,828	(Won)	1,570,903
Cost of sales		451,547		638,423		653,777		1,195,184		1,535,037

Gross profit		9,962		6,159		5,025		7,644		35,866
Selling and administrative expenses		5,581		4,636		3,500		3,574		32,296

Operating income (loss)		4,381		1,523		1,525		4,070		3,570
Non-operating income (expense)		(873)		(1,273)		(702)		(3,171)		429

Ordinary income (loss)		3,508		250		823		899		3,999
Income tax expense		1,314		284		406		251		103

Net income (loss)	(Won)	2,194	(Won)	(34)	(Won)	417	(Won)	648	(Won)	3,896

(in millions of Korean won)	LG. Philips LCD HongKong Co., Ltd.		LG. Philips LCD Shanghai Co., Ltd.		LG. Philips LCD Poland Sp. zo.o.		Total
Sales	(Won)	457,415	(Won)	422,428	(Won)	1	(Won)	5,418,468
Cost of sales		451,069		418,331		—		5,343,368

Gross profit		6,346		4,097		1		75,100
Selling and administrative expenses		3,620		4,013		1,993		59,213

Operating income (loss)		2,726		84		(1,992)		15,887
Non-operating income (expense)		314		357		(125)		(5,044)

Ordinary income (loss)		3,040		441		(2,117)		10,843
Income tax expense		461		151		—		2,970

Net income (loss)	(Won)	2,579	(Won)	290	(Won)	(2,117)	(Won)	7,873

See Report of Independent Accountants

LG. Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

(Unaudited)

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company and its consolidated subsidiaries (collectively referred to as the “consolidated companies”) in the preparation of the accompanying consolidated financial statements, are same as those followed by the company in its preparation of annual consolidated financial statements and are summarized below.

Basis of Consolidated Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position and results of operations, is not presented in the accompanying consolidated financial statements.

Accounting Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 15 through 17 became applicable to the Company on January 1, 2005, the Company adopted these Standards in its financial statements covering periods beginning January 1, 2005.

And as SKFAS Nos. 18 through 20 became effective for the Company on January 1, 2006, the Company adopted these Standards in its financial statements for the six-month period ended June 30, 2006.

3. Financial Instruments

As of June 30, 2006 and December 31, 2005, long-term financial instruments represent key money deposits required to maintain checking accounts and, accordingly, the withdrawal of such deposits is restricted.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

(Unaudited)

4. Inventories

Inventories as of June 30, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)	2006		2005
Finished products	(Won)	986,440	(Won)	355,532
Work-in-process		286,707		170,775
Raw materials		148,020		142,717
Supplies		64,403		66,142

		1,485,570		735,166
Less : Valuation loss		(214,671)		(44,381)

	(Won)	1,270,899	(Won)	690,785

For the six-month period ended June 30, 2006, the Company recorded ramp-up cost of (Won)18,043 million to counter the unusually low volume of production.

5. Short-Term Borrowings

Short-term borrowings as of June 30, 2006 and December 31, 2005, are as follows:

(in millions of Korean won)	Creditor	Annual interest rates (%) as of June 30, 2006	2006		2005
Documents against acceptance of US$ 288 million, EUR 4 million (2005 : US$ 300 million)	Woori Bank and others	3M Libor + 0.7 0.9	(Won)	278,785	(Won)	303,904
General loans of US$ 35 million, JP ¥2,375 million EUR 2 million, PLN 27 million (2005 : US$ 5 million)	Mizuho Bank and others	3M Libor + 0.5 0.8		63,487		5,065

			(Won)	342,272	(Won)	308,969

See Report of Independent Accountants

LG. Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

(Unaudited)

6. Long-Term Debts

Long-term debts as of June 30, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)	Annual interest rates (%) as of June 30, 2006	2006		2005
Won currency debentures
Non-guaranteed, payable through 2010	3.5 ~ 6.0	(Won)	1,750,000	(Won)	1,750,000
Private debentures, payable in 2011	5.3 ~ 5.9		600,000		200,000
Less: Current maturities			(200,000)		(200,000)
Discounts on debentures			(24,014)		(28,120)

			2,125,986		1,721,880

Foreign currency debentures
Floating rate notes, payable through 2007	3ML+0.6 3ML+1.0		286,733		304,913

Term notes, payable through 2006	3ML+1.0, 6ML+1.2		77,637		82,559

			364,370		387,472
Less: Current maturities			(173,850)		(184,872)
Discount on debentures			(1,417)		(1,960)
			189,103		200,640
Convertible bonds¹
US dollar-denominated bonds, payable through 2010	—		483,780		483,780
Add : Call premium			84,613		84,613
Less : Current maturities					—
Discount on debentures			(2,436)		(2,724)
Conversion adjustment			(92,040)		(102,917)

			473,917		462,752

		(Won)	2,789,006	(Won)	2,385,272

Won currency loans
General loans	5.9 ~ 6.1	(Won)	108,017	(Won)	117,800
	5.34		150,000		—
	3.75		8,620		8,620
Less : Current maturities			(39,267)		(29,417)

			227,370		97,003

Foreign currency loans
General loans	5.3 ~ 6.2,		130,225		144,607
	3ML+1.0,		16,670		17,727
	6ML+0.41,		95,260		—
	6ML+1.2,		45,725		48,624
	3ML+1.35,		95,260		101,300
	3ML+0.99		47,630		50,650
Less : Current maturities			(33,151)		(29,214)

			397,619		333,694

		(Won)	624,989	(Won)	430,697

See Report of Independent Accountants

LG. Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

(Unaudited)

¹	On April 19, 2005, the Company issued US dollar-denominated convertible bonds totaling US$475 million, with a zero coupon rate. On or after June 27, 2005 through April 4, 2010, the bonds are convertible into common shares at a conversion price of (Won)58,251 per share of common stock, subject to adjustment based on certain events. The bonds will mature in five years from the issue date and will be repaid at 117.49 % of their principal amount at maturity. The bondholders have a put option to be repaid at 108.39 % of their principal amount on October 19, 2007. As of June 30, 2006, the number of non-converted common shares is 8,276,681.

As of June 30, 2006, the foreign currency debentures denominated in U.S. dollars amount to US$ 383 million (December 31, 2005 : US$ 383 million), while the foreign currency loans denominated in U.S. dollars and Chinese yuan renminbi amounted to US$ 419 million and CNY 260 million (December 31, 2005 : US$ 326 million and CNY 263 million), respectively.

Current maturities of long-term debts as of June 30, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)

Type of borrowing	Annual interest rate (%) as of June 30, 2006	2006		2005
Long -term Korean won loans	5.9-6.1	(Won)	39,267	(Won)	29,417
Long-term Korean won debentures	6.0		200,000		200,000
Long-term foreign currency loans of US$ 34 million (2005: US$ 28 million)	3ML+1.0, 6.15		33,151		29,215
Long-term foreign currency debentures of US$ 183 million (2005: US$ 183 million)	3ML+1.0		173,850		184,872

			446,268		443,504
Less: Discount on debentures			(695)		(2,664)

		(Won)	445,573	(Won)	440,840

7. Stock Appreciation Plan

On April 7, 2005, the Company granted 450,000 shares of stock appreciations rights (“SARs”) for certain executives. Under the terms of this plan, executives, upon exercising their SARs, are entitled to receive cash equal to the excess of the market price of the Company’s common stock over the exercise price of (Won)44,050 per share. The exercise price decreased from (Won)44,260 to (Won)44,050 due to the additional issuance of common stock in 2005. These SARs are exercisable on or after April 8, 2008, through April 7, 2012. Additionally, when the increase rate of the Company’s share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares can be exercised.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

(Unaudited)

The options activity under the SARs since April 7, 2005 is as follows:

	Number of shares under SARs
Option granted as of April, 7, 2005	(Won)	450,000
Options canceled ¹		40,000

Balance, June 30, 2006	(Won)	410,000

Exercise price	(Won)	44,050

¹	Options canceled due to the retirement of an executive officer in 2005.

The Company did not recognize any compensation costs as market price is below the exercise price as of June 30, 2006.

8. Commitments and Contingencies

As of June 30, 2006, the Controlling Company has bank overdraft agreements with various banks amounting to (Won)59,000 million.

As of June 30, 2006, the Controlling Company has a revolving credit facility agreement with several banks totaling (Won)300,000 million and US$100million (December 31, 2005: (Won)450,000 million and US$100 million).

LG. Philips LCD America Inc. entered into a line of credit agreement, up to US $10 million with Comerica Bank. LG. Philips LCD Japan Co., Ltd. and LG. Philips LCD Taiwan Co., Ltd. are provided with repayment guarantees from Mitsubishi UFJ Bank and ABN AMRO Bank amounting to JP ¥1,300 million and NTD40 million, respectively, relating to their local tax payments.

As of June 30, 2006, the Controlling Company has agreements with several banks for U.S. dollar denominated accounts receivable negotiating facilities up to an aggregate of US$1,150 million. The Controlling Company has agreements with several banks in relation to the opening of letters of credit amounting to (Won)90,000 million and US$145 million. The amount of negotiated foreign currency receivables outstanding as of June 30, 2006, is (Won)278,785million (December 31, 2005: (Won)303,904 million).

See Report of Independent Accountants

LG. Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

(Unaudited)

In September 2004, the Company entered into a five-year accounts receivable securitization program (the “Program”) with a financial institution. The Program allows the Company to sell, on a revolving basis, an undivided interest up to US$450 million in eligible accounts receivables of four subsidiaries, namely, LG.Philips LCD America (“LPLA”), LG.Philips LCD Germany (“LPLG”), LG.Philips LCD Taiwan (“LPLT”) and LG.Philips LCD Japan (“LPLJ”), while retaining a subordinated interest in a portion of the receivables. The eligible receivables of LPLA and LPLG are sold without legal recourse to third party conduits through LG. Philips LCD America Finance Corporation, a qualifying bankruptcy-remote special purpose entity, which is wholly owned by LPLA but is not consolidated for financial reporting purposes. The eligible receivables of LPLT and LPLJ are sold without legal recourse to third party conduits through ABN AMRO Taipei Branch and ABN AMRO Tokyo Branch, respectively.

As of June 30, 2006, the outstanding balance of securitized accounts receivable held by the third party conduits totaled (Won)400,145 million (December 31, 2005: (Won)272,571 million), of which the Company’s subordinated retained interest was (Won)78,720 million (December 31, 2005 : (Won)52,532 million). Accordingly, (Won)321,425 million (December 31, 2005: (Won)220,039 million) of accounts receivable balances, net of applicable allowances, was removed from the consolidated balance sheet at June 30, 2006. Losses including the loss on sale of receivables, various program and facility fees associated with the Program totaled approximately (Won)3,043 million for the six-month period ended June 30, 2006.

As of June 30, 2006, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi and others, and has trademark license agreements with LG Corporation and Philips Electronics.

The Controlling Company entered into foreign currency forward contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. The use of foreign currency forward contracts allows the Company to reduce its exposure to the risk that the eventual Korean won cash outflows resulting from operating expenses, capital expenditures, purchasing of materials and debt service will be adversely affected by changes in exchange rates.

A summary of these contracts follows:

(in millions)

Contracting party	Selling position		Buying position		Contract foreign exchange rate	Maturity date
HSBC and others	US$	3,091	(Won)	3,017,525	(Won)925.22:US$1-(Won)1,050.70:US$1	July 3, 2006 - June 12, 2007
Citi bank and others	EUR	272	(Won)	326,678	(Won)1,156.54:EUR1-(Won)1,279.28:EUR1	July 6, 2006 - June 13, 2007
ABN AMRO and others	(Won)	478,337	JP¥	55,600	(Won)8.1720:JP ¥ 1- (Won)9.5480:JP ¥ 1	July 3, 2006 - June 12, 2007
KEB and others	US$	188	JP¥	21,200	JP ¥ 109.32:US$1-JP ¥ 116.53:US$1	July 12, 2006 - September 29, 2006

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

(Unaudited)

As of June 30, 2006, the Controlling Company recorded unrealized gains and losses on outstanding foreign currency forward contracts of (Won)95,096 million and (Won)28,175 million, respectively. Total unrealized gains and losses of (Won)2,623 million and (Won)8,329 million, respectively, were charged to operations for the six-month period ended June 30, 2006, as these contracts did not meet the requirements for a cash flow hedge. Net unrealized gains and losses, net of related taxes, incurred relating to cash flow hedges from forecasted exports, were recorded as capital adjustments.

The forecasted hedged transactions are expected to occur on June 13, 2007. The aggregate amount of all deferred gains and losses of (Won)92,473 million and (Won)19,846 million, respectively, recorded net of tax under capital adjustments, are expected to be included in the determination of gain and loss within a year from June 30, 2006.

For the six-month period ended June 30, 2006, the Company recorded realized gains of (Won)149,897 million (2005: (Won)65,481 million) on foreign currency forward contracts upon settlement, and for the six-month period ended June 30, 2006, realized losses amounted to (Won)34,503 million (2005: (Won)14,166 million).

The Controlling Company entered into cross-currency swap contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy and to manage the exposure to changes in interest rates related to floating rate notes. These transactions do not meet the requirements for hedge accounting for financial statement purposes. Therefore, the resulting realized and unrealized gains or losses, measured by quoted market prices, are recognized in current operations as gains or losses as the exchange rates change.

A summary of such contracts follows:

(in millions)

Contracting party	Buying position		Selling position		Contract foreign exchange rate	Maturity date
ABN AMRO and others	US$	300		—	3M Libor	July 12, 2006 - December 8, 2006
		—	(Won)	310,590	3.65% - 4.40%

As of June 30, 2006, unrealized losses of (Won)18,432 million were charged to current operations, as these contracts do not fulfill the requirements for hedge accounting for financial statement purposes.

The Controlling Company entered into option contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. These transactions do not meet the requirements for hedge accounting for financial statement purposes. Therefore, the resulting realized and unrealized gains or losses, measured by quoted market prices, are recognized in current operations as gains or losses as the exchange rates change.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

(Unaudited)

A summary of these contracts follows:

(in millions) Contracting party	USD Put buying		USD Call selling		Strike price			Maturity date
KDB and others	US$	50	US$	100	(Won)	957.30:US$1-	(Won) 966.50:US$1	May 21, 2007 -June 21, 2007

As of June 30, 2006, unrealized losses of ?291 million were charged to current operations, as these contracts do not fulfill the requirements for hedge accounting for financial statement purposes.

For the six-month period ended June 30, 2006, the Company recorded realized gains of ?(620) million (2005: ?10 million) and realized losses of ?5,810 million (2005: ?8,751 million) on cross-currency swap contracts upon settlement.

The Controlling Company entered into interest rate swap contracts to manage the exposure to changes in interest rates related to floating rate notes. These transactions do not meet the requirements for hedge accounting for financial statement purposes. Therefore, the resulting realized and unrealized gains or losses, measured by quoted market prices, are recognized in current operations as gains or losses as the exchange rates change.

A summary of such contracts follows:

(in millions) Contracting party	Contract amount		Contract foreign exchange rate		Maturity date

SC First Bank	US$	150	Accept floating rate	6M Libor	May 21, 2009 - May 24, 2010

		—	Pay fix rate	5.375% - 5.644%

As of June 30, 2006, unrealized gains of ?293 million were charged to current operations, as these contracts do not fulfill the requirements for hedge accounting for financial statement purposes.

The Controlling Company is subject to several legal proceedings and claims arising in the ordinary course of business. In August 2002, the Controlling Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process for TFT-LCDs. Subsequently, the Controlling Company filed a complaint against customers of Chunghwa Picture Tubes, including ViewSonic Corp., Jeans Co, Lite-On Technology Corp., Lite-On Technology International, Inc., TPV Technology and Invision Peripheral Inc. In June 2004, Chunghwa Picture Tubes filed a counter-claim against the Controlling Company in the United States District Court for the Central District of California for alleged infringement of certain patents and violation of U.S. antitrust laws. The Controlling Company also filed a complaint against Chunghwa Picture Tubes with the American Arbitration Association in connection with the

See Report of Independent Accountants

LG. Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

(Unaudited)

ownership of certain patents. In June 2006, the American Arbitration Association decided that the ownership of certain patents is in the Company.

In May 2004, the Controlling Company filed a complaint against Tatung Co., the parent company of Chunghwa Picture Tubes and ViewSonic Corp. and others, claiming patent infringement of rear mountable liquid crystal display devices in the United States District of Delaware and the Patent Country Court in the United Kingdom. On November 28, 2005, the Controlling Company lost its patent infringement case against Tatung Company and ViewSonic Corp. at first instance in Patent Country Court in United Kingdom. On March 13, 2006, the Controlling Company appealed the decision at the Court of Appeals.

In January 2005, Chunghwa Picture Tubes filed a complaint for patent infringement against the Controlling Company. On May 13, 2005, the Controlling Company also filed a complaint against Chunghwa Picture Tubes, Tatung Company and Viewsonic Corporation, alleging patent infringement related to liquid crystal display and the manufacturing process for TFT-LCDs in the United States District of Delaware. On September 20, 2005, the United States District Court for the Central District of California dismissed the patent case against Tatung Company and other defendants regarding the patent infringement by Chunghwa Picture Tubes relating to side mounting patent. Thereafter, the Controlling Company has revised its claim and has refilled the above complaint including the side mounting patent. The Controlling Company’s management does not expect that the outcome in any of these legal proceedings, individually or collectively, will have any material adverse effect on the Controlling Company’s financial condition, results of operations or cash flows.

9. Deferred Income Tax Assets

Deferred income tax assets as of June 30, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)	2006		2005
Inventories	(Won)	29,936	(Won)	8,570
Other current assets		6,637		(4,133)
Property, plant and equipment		39,559		34,762
Tax credit carryforward		396,114		292,976
Deferred income taxes added to shareholders’ equity		(29,098)		(4,631)
Deficit carryforward		99,940		—
Others		7,491		21,108

		550,579		348,652
Allowance for deferred income tax assets		(107,636)		—

	(Won)	442,943	(Won)	348,652

The Company will not realize all benefits of the loss carryforwards and tax credits recorded. Accordingly, a valuation allowance amounting to (Won)107,636 million has been provided as of June 30, 2006.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

(Unaudited)

10. Loss Per Share

Loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Ordinary loss per share is computed by dividing ordinary loss allocated to common stock, which is net loss allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the period.

Loss per share for the six-month periods ended June 30, 2006 and 2005, are calculated as follows:

(in millions, except per share amounts)	2006	2005
Net loss as reported on the statements of operations	274,002	37,764
Weighted-average number of common shares outstanding	358	325

Loss per share	766	116

The Company has issued no diluted securities until the Company issued convertible bonds on April 19, 2005. Diluted loss per share is identical to basic loss per share and diluted ordinary loss per share to basic ordinary loss per share as the company recorded net loss and ordinary loss during the six-month periods ended June 30, 2006 and 2005.

Additionally, earnings per share for the year ended December 31, 2005, were as follows:

	Year ended December 31, 2005
Basic earning per share	(Won)	1,523
Diluted earnings per share	(Won)	1,523

11. Related Party

The ultimate parent company is LG Corporation and the parent company of the Company is LG Electronics Inc., which is responsible for the consolidated financial statements.

Significant transactions which occurred in the normal course of business with related companies for the six-month periods ended June 30, 2006 and 2005, and the related account balances outstanding as of June 30, 2006 and December 31, 2005 are summarized as follows:

See Report of Independent Accountants

LG. Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

(Unaudited)

Between LG.Philips LCD and consolidated subsidiaries

(in millions of Korean won)	2006	2005
Sales [1]	3,766,312	(Won)	3,353,845
Purchases [1]	39,505		8,998
Accounts receivable [2]	980,244		1,237,187
Accounts payable [2]	37,989		12,004

[1]	Includes sales and purchases of property, plant and equipment.
[2]	Includes other accounts receivable and other accounts payable.

Between consolidated subsidiaries

(in millions of Korean won)	2006	2005
Accounts receivable and payable	450,355	(Won)	456,379
Sales and purchases	1,373,180		1,381,305

In the normal course of business, the Company purchases raw materials from, and sells its products to, shareholder companies and other companies within the LG Group. Such transactions and the related accounts receivable and payable, excluding consolidated subsidiaries, for the six-month periods ended June 30, 2006 and 2005 and as of June 30, 2006 and December 31, 2005 are summarized as follows:

(in millions of Korean won)	Sales¹				Purchases ¹
	2006		2005		2006		2005
Parents companies
LG Electronics Inc	(Won)	864,061	(Won)	908,613	(Won)	97,152	(Won)	72,256
Philips		571,133		600,934		29,351		26,144
Company that has significant influence over the Company
LG Corporation		—		—		5,853		5,042
Equity-method investee
Paju Electric Glass Co., Ltd.		13		—		54,864		—
Other related parties
LG Chem Ltd.		—		—		326,479		279,791
LG International		337,524		164,120		758,231		522,477
Serveone		263		—		89,419		48,443
Micron Ltd.		91		—		53,837		55,577
LG CNS		5		—		62,743		56,294
Others		21,674		37,515		54,840		31,441

Total	(Won)	1,794,764	(Won)	1,711,182	(Won)	1,532,796	(Won)	1,097,465

See Report of Independent Accountants

LG. Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

(Unaudited)

(in millions of Korean won)	Receivables				Payables
	2006		2005		2006		2005
Parent companies
LG Electronics Inc.	(Won)	249,811	(Won)	219,327	(Won)	84,173	(Won)	66,751
Philips		63,786		176,599		6,990		4,548
Company that has significant influence over the Company
LG Corporation		2,649		10,970		—		1,692
Equity-method investee
Paju Electric Glass Co., Ltd.		—		—		11,822		—
Other related parties
LG Chem Ltd.		—		—		61,229		72,319
LG International		66,803		47,515		258,217		198,422
Serveone		2,370		—		29,827		36,792
Micron Ltd.		—		—		38,774		55,234
LG CNS		—		—		17,286		32,370
Others		15,811		22,320		8,336		9,790

Total	(Won)	401,230	(Won)	476,731	(Won)	516,654	(Won)	477,918

¹	Includes sales of property, plant and equipment amounting to (Won)788million
¹	Includes purchases of property, plant and equipment amounting to (Won)726,720million.

Significant management¹ compensation costs for the six-month period ended June 30, 2006 are as follows:

(in millions for Korean won)
Short-term employee salaries	(Won)	791
Post-retirement benefits		228

	(Won)	1,019

¹	Management herein refers to the directors who have significant control and responsibilities on the Controlling Company’s operations and business. Total ceiling for compensation for such directors in 2006 is (Won)13.4 billion.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2006 and 2005, and December 31, 2005

(Unaudited)

12. Segment Information

The Company operates only one segment, the TFT-LCD division. Export sales represent about 90% of total sales for six-month period ended June 30, 2006.

The following is a summary of operations by country based on the location of the customers for the six-month periods ended June 30, 2006 and 2005:

(in millions of Korean won)

Sales	Domestic		Asia		America		Europe		Others		Total
2006	(Won)	651,534	(Won)	2,940,440	(Won)	461,202	(Won)	643,800	(Won)	89,156	(Won)	4,786,132

2005	(Won)	410,952	(Won)	2,872,611	(Won)	455,586	(Won)	632,155	(Won)	1,072	(Won)	4,372,376

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Consolidated Balance Sheets

(Unaudited)

(in millions of Korean won, and thousands of US dollars, except for share data)					(Note 2)

	December 31, 2005		June 30, 2006		June 30, 2006

Assets
Current assets
Cash and cash equivalents	(Won)	1,579,452	(Won)	778,877	$821,168
Accounts receivable, net
Trade, net		790,168		584,568	616,308
Due from affiliates		476,731		401,230	423,015
Others, net		66,202		78,462	82,722
Inventories		689,577		1,270,142	1,339,106
Deferred income taxes		5,414		29,633	31,242
Prepaid expense		23,467		66,565	70,179
Prepaid value added tax		131,230		99,240	104,628
Other current assets		84,524		114,413	120,625

Total current assets		3,846,765		3,423,130	3,608,993

Long-term prepaid expenses		83,112		116,933	123,282
Property, plant and equipment, net		9,234,104		9,786,667	10,318,046
Deferred income taxes		357,453		417,854	440,542
Intangibles, net		43,374		43,791	46,169
Other assets		51,746		46,790	49,331

Total assets	(Won)	13,616,554	(Won)	13,835,165	$14,586,363

Liabilities and Stockholders’ Equity
Current liabilities
Short-term borrowings	(Won)	308,969	(Won)	342,272	$360,856
Current portion of long-term debt		442,140		446,077	470,297
Trade accounts and notes payable
Trade		577,755		500,643	527,826
Due to affiliates		115,833		131,368	138,501
Other accounts payable
Others		1,121,042		967,789	1,020,336
Due to affiliates		353,514		385,286	406,206
Accrued expenses		69,968		62,362	65,748
Income taxes payables		21,788		4,340	4,576
Other current liabilities		133,950		149,970	158,113

Total current liabilities		3,144,959		2,990,107	3,152,459

Long-term debt, net of current portion		2,851,353		3,415,261	3,600,697
Long-term accrued expense		2,833		3,665	3,864
Accrued severance benefits, net		43,207		64,534	68,038

Total liabilities		6,042,352		6,473,567	6,825,058

Commitments and contingencies
Stockholders’ equity
Capital stock
Common stock : (Won)5,000 par value; authorized 400 million shares; issued and outstanding 358 million shares at December 31, 2005 and June 30, 2006		1,789,078		1,789,078	1,886,218

Capital Surplus		2,243,800		2,245,558	2,367,483

Retained earnings		3,542,691		3,302,164	3,481,459

Accumulated other comprehensive income		(1,367)		24,798	26,145

Total stockholders’ equity		7,574,202		7,361,598	7,761,305

Total liabilities and stockholders’ equity	(Won)	13,616,554	(Won)	13,835,165	$14,586,363

The accompanying notes are an integral part of these consolidated financial statements.

LG. Philips LCD Co., Ltd.

Consolidated Statements of Operations

(Unaudited)

(in millions of Korean won, and thousands of US dollars, except for per share amount)

	For the three month periods ended June 30,				For the six month periods ended June 30,
	2005		2006		2005		2006		2006
									(Note 2)
Sales
Related parties	(Won)	908,184	(Won)	854,066	(Won)	1,711,182	(Won)	1,794,764	(Won)	1,892,213
Others		1,400,146		1,460,930		2,661,194		2,991,368		3,153,788

		2,308,330		2,314,996		4,372,376		4,786,132		5,046,001
Cost of sales		2,159,070		2,530,336		4,249,213		4,825,652		5,087,667

Gross profit (loss)		149,260		(215,340)		123,163		(39,520)		(41,666)

Selling, general and administrative expenses		113,148		162,735		212,557		293,031		308,942

Operating income (loss)		36,112		(378,075)		(89,394)		(332,551)		(350,608)

Other income (expense)
Interest income		12,050		7,933		21,041		18,385		19,383
Interest expense		(30,878)		(37,807)		(53,698)		(73,693)		(77,694)
Foreign exchange gain (loss), net		(14,797)		12,857		(23,448)		30,578		32,238
Rental income		—		2,234		—		4,043		4,263
Others, net		315		11,460		494		12,483		13,161

Total other income (expense)		(33,310)		(3,323)		(55,611)		(8,204)		(8,649)

Income before income taxes (loss)		2,802		(381,398)		(145,005)		(340,755)		(359,257)
Provision (benefit) for income taxes		(35,632)		(79,705)		(88,930)		(100,228)		(105,670)

Net income (loss)	(Won)	38,434	(Won)	(301,693)	(Won)	(56,075)	(Won)	(240,527)		$(253,587)

Net income (loss) per common share
Basic	(Won)	118	(Won)	(843)	(Won)	(172)	(Won)	(672)		$(0.71)
Diluted	(Won)	118	(Won)	(843)	(Won)	(172)	(Won)	(672)		$(0.71)

The accompanying notes are an integral part of these consolidated financial statements.

LG. Philips LCD Co., Ltd.

Consolidated Statements of Changes in Stockholders’ Equity

(Unaudited)

(in millions of Korean won)	Common Stock			Capital Surplus				Retained Earnings		Accumulated Other Comprehensive Income (Loss)		Total
				Additional Paid-In Capital		Unearned Compensation
	Shares	Amount
Balance as of December 31, 2004	325,315,700	(Won)	1,626,579	(Won)	1,012,271	(Won)	(10,331)	(Won)	3,001,042	(Won)	33,740	(Won)	5,663,301

Stock compensation expense							1,860						1,860
Comprehensive income :
Net loss									(55,611)				(55,611)
Cumulative translation adjustment, net of tax											1,185		1,185
Net unrealized gains on derivative, net of tax											(45,638)		(45,638)

Total comprehensive income													(100,064)

Balance as of June 30, 2005	325,315,700	(Won)	1,626,579	(Won)	1,012,271	(Won)	(8,471)	(Won)	2,945,431	(Won)	(10,713)	(Won)	5,565,097

Balance as of December 31, 2005	357,815,700	(Won)	1,789,078	(Won)	2,251,112	(Won)	(7,312)	(Won)	3,542,691	(Won)	(1,367)	(Won)	7,574,202

Stock compensation expense							1,758						1,758
Comprehensive income :
Net loss									(240,527)				(240,527)
Cumulative translation adjustment, net of tax											(16,178)		(16,178)
Net unrealized gains on derivative, net of tax											42,343		42,343

Total comprehensive income													(214,362)

Balance as of June 30, 2006	357,815,700	(Won)	1,789,078	(Won)	2,251,112	(Won)	(5,554)	(Won)	3,302,164	(Won)	24,798	(Won)	7,361,598

(in thousands of US dollars) (Note 2)

	Common Stock		Capital Surplus		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount	Additional Paid-In Capital	Unearned Compensation
Balance as of December 31, 2005	325,315,700	$1,886,218	$2,373,339	$(7,709)	$3,735,046	$(1,441)	$7,985,453

Stock compensation expense				1,853			1,853
Comprehensive income :
Net loss					(253,587)		(253,587)
Cumulative translation adjustment, net of tax						(17,056)	(17,056)
Net unrealized gains on derivative, net of tax						44,642	44,642

Total comprehensive income							(226,001)

Balance as of June 30, 2006	325,315,700	$1,886,218	$2,373,339	$(5,856)	$3,481,459	$26,145	$7,761,305

The accompanying notes are an integral part of these consolidated financial statements.

LG. Philips LCD Co., Ltd.

Consolidated Statements of Cash Flows

(Unaudited)

(in millions of Korean won and thousands of US dollars)

	For the six month periods ended June 30,
	2005		2006		2006
					(Note 2)
Cash flows from operating activities:
Net income (loss)	(Won)	(56,075)	(Won)	(240,527)	$(253,587)

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		814,943		1,224,767	1,291,267
Provision for severance benefits		26,574		31,402	33,107
Foreign exchange loss (gain), net		1,855		(52,099)	(54,928)
Amortization of intangible assets		3,806		3,243	3,419
(Gain) loss on disposal of property, plant and equipment, net		(2)		960	1,012
Amortization of debt issuance cost		2,704		2,517	2,654
Decrease in deferred income taxes assets, net		(106,693)		(105,010)	(110,712)
Others, net		23,983		17,156	18,088
Change in operating assets and liabilities:
(Increase) decrease in accounts receivable		(366,708)		281,576	296,865
(Increase) decrease in inventories		83,353		(580,565)	(612,088)
(Increase) decrease in other current assets		74,095		(34,959)	(36,857)
Increase (decrease) in trade accounts and notes payable		65,876		(60,271)	(63,543)
Increase (decrease) in other accounts payable		532,149		(55,493)	(58,506)
Decrease in accrued expenses		(57,492)		(7,606)	(8,019)
Decrease in other current liabilities		(590,910)		(53,533)	(56,440)

Net cash provided by operating activities		451,458		371,558	391,732

Cash flows from investing activities:
Purchase of property, plant and equipment
Purchase from related parties		(360,670)		(726,720)	(766,178)
Purchase from others		(1,055,038)		(1,110,559)	(1,170,858)
Proceeds from sales of property, plant and equipment		2,504		789	832
Purchase of intangible assets		(2,427)		(3,393)	(3,577)
Others, net		(5,761)		5,178	5,459

Net cash used in investing activities		(1,421,392)		(1,834,705)	(1,934,322)

Cash flows from financing activities:
Proceeds (repayment on) from short-term borrowings		(77,323)		33,428	35,243
Proceeds from issuance of long-term debt		1,018,988		644,050	679,020
Repayment on long-term debt		(5,871)		(15,248)	(16,076)

Net cash provided by financing activities		935,794		662,230	698,187

Effect of exchange rate changes on cash and cash equivalents		3,874		342	361

Net increase (decrease) in cash and cash equivalents		(30,266)		(800,575)	(844,042)
Cash and cash equivalents:
Beginning of period		1,361,239		1,579,452	1,665,210

End of period	(Won)	1,330,973	(Won)	778,877	$821,168

The accompanying notes are an integral part of these consolidated financial statements.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2006 and 2005

1. Basis of presentation

The accompanying unaudited interim consolidated financial statements and related notes should be read in conjunction with the Consolidated Financial Statements of LG.Philips LCD Co., Ltd. (“LPL”), and its consolidated subsidiaries (hereinafter collectively referred to as the “Company”) and related notes thereto for the year ended December 31, 2005. The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reflect all adjustments of a normal, recurring nature that are, in the opinion of management, necessary for a fair statement of results for these interim periods. The results of operations for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

2. United States dollar amounts

The Company operates primarily in Korea and its financial accounting records are maintained in Korean Won. The US dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of (Won)948.50: US$1, the US Federal Reserve Bank of New York noon buying exchange rate in effect on June 30, 2006. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in either Korea or the United States of America, and should not be construed as a representation that the Korean Won amounts shown could be converted, realized or settled in US dollars at this or any other rate.

3. Inventories

Inventories at December 31, 2005 and June 30, 2006 comprise the following:

(in millions of Korean won)	December 31, 2005		June 30, 2006
Finished products	(Won)	328,823	(Won)	826,037
Work in process		166,839		247,177
Raw materials		193,915		196,928

	(Won)	689,577	(Won)	1,270,142

4. Derivative Instruments and Hedging Activities

Derivatives for cash flow hedge

During the six month periods ended June 30, 2005 and 2006, 361 and 415 foreign currency forward contracts were designated as cash flow hedges, respectively. During the six month periods ended June 30, 2005 and 2006, these cash flow hedges were fully effective and changes in the fair value of the derivatives, of (Won)1,220 million and (Won)72,627 million, were recorded in other comprehensive income. The deferred gains of (Won)72,627 million for derivatives designated as cash flow hedges are expected to be reclassified into earnings within the next twelve months.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2006 and 2005

Derivatives for trading

For the six month periods ended June 30, 2005 and 2006, the Company recorded realized exchange gains of (Won)23,309 million and (Won)61,843 million and realized exchange losses of (Won)20,177 million and (Won)11,582 million, respectively, on derivative contracts designated for trading upon settlement.

In addition, for the six month periods ended June 30, 2005 and 2006, the Company recorded unrealized gains of (Won)3,166 million and (Won)2,916 million and unrealized losses of (Won)26,931 million and (Won)27,052 million, respectively, relating to these derivative contracts designated for trading.

5. Stockholder’s equity

In July 2004, pursuant to Securities Registration Statement filed on July 16, 2004 with Korean Stock Exchange, the Company sold 8,640,000 shares of common stock for gross proceeds of (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004 with the Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary shares (“ADSs”) for gross proceeds of US$748,800 thousands.

In September 2004, pursuant to the underwriting agreement dated July 15, 2004 , the Company sold 1,715,700 shares of common stock in the form of American Depositary shares (“ADSs”) for gross proceeds of US$51,471 thousands.

In July 2005, pursuant to a Form F-1 registration statement filed on July 22, 2005 with the U.S. Securities and Exchange Commission, the Company sold 27,900,000 shares of common stock in the form of ADSs for gross proceed of US $1,189,656 thousands ((Won)1,220,706 million). In July 2005, pursuant to the underwriting agreement dated July 21, 2005, the Company sold 4,600,000 shares of common stock in the form of ADSs for gross proceeds of US $196,144 thousands ((Won)201,263 million).

The Company intends to use the proceeds of these sales to fund the capital expenditures associated with the construction of its seventh generation TFT-LCD fabrication plant (“P7”) and other LCD facility in Korea.

On May 21, 2004, employees of the Company formed an employee stock ownership association, (“ESOA”), which has the right to purchase on behalf of its membership up to 20% (1,728,000 shares) of shares offered publicly in Korea, pursuant to Korean Securities and Exchange Act. Employees purchased the shares through ESOA with the loan provided by the Company at the initial public offering price ((Won)34,500) and put under individual employee’s account. 20% of the 20% of shares (345,600 shares) purchased by employees with loans from the Company is accounted for as a restricted stock award which vests over four years. Unearned compensation, shown as a deduction of Capital Surplus, will be amortized over the 4 year vesting period. During the six month period ended June 30, 2006, the Company recorded compensation expense of (Won)1,758 million.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2006 and 2005

6. Stock Appreciation Plan

Effective January 1, 2005, the company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) establishes accounting for stock-based awards exchanged for employee services. SFAS No. 123(R) requires that an award that is classified as a liability to be initially measured at its grant date fair value and remeasured at fair value at the end of each reporting period until the award is settled or expires. The measurement is based on the current stock price and other relevant factors. The difference between the fair value amounts is recognized as compensation expense during the requisite service period, based on the percentage of the requisite service that the employee has rendered as of that date. In accordance with SFAS No. 123(R), compensation expense is remeasured at each reporting date, based on the fair value of the award, and is recognized as expense over the employee requisite service period.

The following table shows total stock-based compensation expense included in the consolidated statement of operations:

(in millions of Korean won)	June 30, 2006
Cost of goods sold	(Won)	405
Selling general and administrative		217
Income tax benefits		(308)

Total stock-based compensation expense		314

There were no capitalized stock-based compensation costs at June 30, 2006

In connection with the adoption of SFAS 123(R), the company assessed its valuation technique and related assumptions. The company estimates the fair value of stock options using a Black-Scholes valuation model, consistent with the provisions of SFAS 123(R) and Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 107. Key input assumptions used to estimate the fair value of stock options include the grant price of the award, the expected option term, volatility of the company’s stock, the risk-free rate and the company’s dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by selected managements who receive SARs, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the company under SFAS 123(R).

7. Commitments and Contingencies

The Company is subject to several legal proceedings and claims arising in the ordinary course of business. In August 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process for TFT-LCDs. Subsequently the Company filed a complaint against customers of Chunghwa Picture Tubes, including ViewSonic Corp., Jeans Co, Lite-On Technology Corp., Lite-On Technology International, Inc., TpV Technology and Invision Peripheral Inc. In June 2004, Chunghwa Picture Tubes filed a counter-claim against the Company in the United States District Court for the Central District of California for alleged infringement of

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2006 and 2005

certain patents and violation of U.S. antitrust laws. In May 2004, the Company filed a complaint against Tatung Co., the parent company of Chunghwa Picture Tubes and ViewSonic Corp. and others, claiming patent infringement of rear mountable liquid crystal display devices in the United States District of Delaware and the Patent Country Court in the United Kingdom. The Company also filed a complaint against Chunghwa Picture Tubes with the American Arbitration Association in connection with the ownership of certain patents. In June 2006, the American Arbitration Association decided that the ownership of certain patents is in the Company. In January 2005, Chunghwa Picture Tubes filed a complaint for patent infringement against the Company. On May 13, 2005, the Company also filed a complaint against Chunghwa Picture Tubes, Tatung Company and Viewsonic Corporation, alleging patent infringement relating to liquid crystal displays and the manufacturing process for TFT-LCDs in the United States District of Delaware. On September 20, 2005, the United States District Court for the Central District of California dismissed the patent case against Tatung Company and other defendants regarding the patent infringement by Chunghwa Picture Tubes relating to side mounting patent. Thereafter, the company has revised its claim and has refilled the above complaint including the side mounting patents.

The Company’s management does not expect the outcome in any of these legal proceedings, individually or collectively, to have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

The Company sells a significant portion of products based on non-binding long-term supply agreements to LGE and Philips, who are currently the largest shareholders of the Company. These agreements are for three-year terms, with automatic renewals. These agreements expired in 2004. The Company has reentered into a formal master agreement with Philips.

As of December 31, 2004, the Company has a trademark license agreement with LG Corporation and Philips Electronics. Under this agreement, the Company has to pay some portion of revenue as a license fee. This agreement is for three-year terms and shall expire at the end of year 2007.

The Company has bank overdraft agreements with various banks amounting to (Won)59,000 million and has a Revolving Credit Facility Agreements with Shinhan Bank and others amounting to (Won)300,000 million and US$100 million at June 30, 2006. The Company has a zero balance with respect to these facilities at June 30, 2006.

LG. Philips LCD America, Inc. has entered into a line of credit agreement, up to US $10 million with Comerica Bank. LG. Philips LCD Japan Co., Ltd. And LG.Philips LCD Taiwan Co., Ltd. are provided with repayment guarantees from Mitsubishi UFJ Bank and ABN AMRO Bank amounting to JP¥1,300 million and NTD 40 million relating to its local tax payments.

As of December 31, 2004, in relation to its TFT-LCD business, the Company has technical license agreements with Semiconductor Energy Laboratory Co., Ltd. and others. The licensing agreements generally require royalty payments based on a specific percentage of sales. Costs are accrued by the Company as the sales of the specified products are made. Royalty expenses charged to cost of sales under these licensing agreements totaled (Won)22,988million and (Won)14,327million for the six month periods ended June 30, 2005 and June 30, 2006 respectively.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2006 and 2005

8. Net Loss Per Share

Net loss per share for the six month periods ended June 30, 2005 and 2006 is calculated as follows:

(In millions, except for per share amount)	2005		2006
Net loss as reported on the income statements	(Won)	56,075	(Won)	240,527
Weighted-average number of common shares outstanding		325		358

Net loss per share	(Won)	172	(Won)	672

Convertible bonds, which have a potentially dilutive effect by decreasing net income allocated to common stock, were excluded from the computation of diluted EPS since they did not have a dilutive effect.

9. Supplemental Cash Flows Information

Supplemental cash flows information for the six month periods ended June 30, 2005 and 2006 is as follows:

(in millions of Korean won)	2005		2006
Non-cash investing and financing activities:
Other accounts payable arising from the purchase of property, plant and equipment	(Won)	1,449,840	(Won)	1,035,452

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: August 14, 2006	By:	/s/ Ron H. Wirahadiraksa
(Signature)

	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/ President & Chief Financial Officer